Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF 2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

APRIL 28, 2020

Message from the NEXGEN Chairman of the Board

Dear Fellow Shareholders,

NexGen Energy Ltd. (“NexGen” or the “Company”) is pleased to invite you to the Annual General and Special Meeting, which will be held at 2:00 pm (Pacific Time) on Thursday, June 11, 2020 at the offices of NexGen located at 1021 West Hastings Street, Suite 3150, Vancouver, British Columbia.

NexGen deeply values its relationship with all stakeholders including its shareholders and we enjoy the opportunity to connect at conferences, one-on-one meetings, or through the Company’s digital media platforms. This information circular is another opportunity for us to connect with all shareholders.

The information circular outlines the imperative items of business to be conducted at the meeting and provides detailed information on director nominations, company practices and the executive compensation program.

In addition to the election of directors and the appointment of auditors, shareholders will be asked to consider and if deemed appropriate, approve an ordinary resolution for the ratification, confirmation and approval of the amendment and restatement of the Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc.

We encourage that the materials presented in this package be read and reviewed in advance of the meeting and to take the opportunity to participate in the election process, either in person or by proxy. Your vote is important.

We appreciate your continued support for NexGen and participation in this process.

Sincerely,

Chris McFadden

Chairman of the Board of Directors

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

WHEN:	WHERE
Thursday, June 11, 2020 2.00 p.m. (Pacific time)	The Offices of NexGen Energy Ltd. Suite 3150 - 1021 West Hasting Street Vancouver, BC, V6E 0C3

The purposes of the meeting are to:

1.	receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2019 together with the report of the independent auditors thereon;
2.	elect the eight directors of the Company for the ensuing year;
3.	re-appoint KPMG LLP as independent auditor of the Company for the 2020 financial year and to authorize the directors to fix their remuneration;
4.	consider, and if deemed appropriate, to approve, with or without variation, an ordinary resolution for the ratification, confirmation and approval of the amendment and restatement of the Shareholder Rights Plan Agreement dated as of April 22, 2017 between the Company and Computershare Investor Services Inc., all as more particularly described in, and subject to, the accompanying management information circular; and
5.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Your Vote is Important

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular, which is deemed to form part of this notice of meeting. Please read the management information circular carefully before you vote on the matters being transacted at the Meeting.

Your vote is important regardless of the number of NexGen shares you own. Registered NexGen shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., no later than 2:00 p.m. (Pacific time) on June 9, 2020 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed Meeting.

Non-registered NexGen shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Your vote is important. We encourage you to vote promptly.

The deadline to submit your vote is 2:00 p.m. Pacific Time on June 9, 2020.

DATED at Vancouver, British Columbia, this 28th day of April, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXGEN ENERGY LTD.
“Leigh Curyer”
Leigh Curyer President & Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR	7
INFORMATION REGARDING ORANIZATION AND CONDUCT OF MEETING	7
Solicitation of Proxies	7
Notice-and-Access	7
Appointment of Proxyholders	7
Voting by Proxyholder	8
Registered Shareholders	8
Non-Registered Shareholders	8
Revocation of Proxies	9
VOTING SHARES AND PRINCIPAL SHAREHOLDERS	10
Record Date	10
Shares Outstanding and Principal Holders	10
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	10
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	10
FINANCIAL STATEMENTS	10
ELECTION OF DIRECTORS	11
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	15
Board Response to Low Vote Support at Last Year’s AGM	16
COMPENSATION DISCUSSION AND ANALYSIS	17
Introduction	18
Company Overview	18
COMPANY PERFORMANCE	19
Exploration Spend Per Dollar of NEO Salary ($C)	19
2019 Share Price Performance	19
COMPENSATION GOVERNANCE	21
The Role of the Compensation Committee	21
Composition of the Compensation Committee	21
Executive Compensation Decision Making Process	21
Independent Compensation Consultant	22
Executive Compensation Philosophy	22
Executive Compensation Objectives	22
Executive Compensation Peer Group and Benchmarking	23
Risk Management	23
Hedging	24
ELEMENTS OF EXECUTIVE COMPENSATION	24
Base Salaries	25
Short Term Incentive (STI) Awards	25
Long Term Incentive (LTI) Awards	26
2019 Compensation Mix	27
Summary Compensation Table	27
Termination and Change of Control Benefits	30
Director Compensation	31
CORPORATE GOVERNANCE	34
DISCLOSURE	35
Director Independence	35
Other Directorships	35
Attendance	36
Charter of the Board of Directors	37
Position Descriptions	37
Orientation and Continuing Education	37

Ethical Business Conduct		37
Nomination of Directors		38
Investor Rights Agreement		38
Advance Notice Provisions		38
Majority Voting		39
Board Committees		39
Assessments		39
Term Limits and Diversity		40
Equity Ownership Guidelines		40
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS		41
Equity Compensation Plan Information		41
Stock Option Overhang, Dilution and Burn Rates		41
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		42
APPOINTMENT OF AUDITOR		42
RATIFICATION, CONFIRMATION AND APPROVAL OF SHAREHOLDER RIGHTS PLAN		42
Background		42
Proposed Amendments		42
Summary of Certain Key Provisions		43
Term		43
Issuance of Rights		43
Rights Exercise Privilege		43
Trading of Rights		43
Lock-Up Agreements		43
Permitted Bid Requirements		44
Waiver		44
Redemption		44
Amendment		45
Board		45
Exemption for Investment Managers		45
Resolution		45
OTHER MATTERS		45
ADDITIONAL INFORMATION		46
SCHEDULE A		47
BOARD MANDATE		47
I.	GENERAL	47
II.	CONSTITUTION	47
III.	BOARD CHAIR	47
IV.	COMMITTEES OF THE BOARD	47
V.	MATTERS REQUIRING BOARD APPROVAL	48
VI.	STRATEGIC PLANNING	48
VII.	RISK MANAGEMENT	49
VIII.	FINANCIAL REPORTING AND MANAGEMENT	49
IX.	DIRECTOR COMPENSATION	49
X.	TERM LIMITS FOR DIRECTORS	49
XI.	BOARD AND COMMITTEE EVALUATION	50
XII.	SELECTION OF NEW DIRECTOR CANDIDATES	50
XIII.	DIRECTOR QUALIFICATION STANDARDS	50
XIV.	ORIENTATION AND ONGOING EDUCATION	50
XV.	BOARD OPERATIONS	51
A.	Number of Board Meetings	51
B.	Participation on Committees	51
C.	Conduct of Meetings	51
D.	Agenda for Board and Committee Meetings	51
E.	Materials Distributed in Advance of Meetings	51
F.	Non-Directors at Board Meetings	51

G.	In-Camera Sessions	51
H.	Code of Ethics	51
I.	Stakeholder Communication	52
XVI.	CORPORATE GOVERNANCE	52
XVII.	CODE OF BUSINESS CONDUCT AND ETHICS	52
XVIII.	BOARD MEETINGS	53
Schedule B		54
AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT		54

2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

INFORMATION REGARDING ORANIZATION AND CONDUCT OF MEETING

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of NexGen Energy Ltd. (the “Company” or “NexGen”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on Thursday, June 11, 2020 at the time and place and for the purposes set forth in the accompanying notice of annual and special meeting of shareholders (the “Notice of Meeting”). Unless otherwise stated, this Circular contains information as at April 28, 2020. References in this Circular to the Meeting include any adjournment or postponement thereof and, unless otherwise indicated, in this Circular all references to “$” are to Canadian dollars.

The Company holds approximately 52.03% of the issued and outstanding common shares of IsoEnergy Ltd. (TSXV: ISO) (“IsoEnergy”). IsoEnergy is a reporting issuer subject to Canadian securities laws, including disclosure regarding compensation of its directors and executive officers. Further information regarding the compensation paid by IsoEnergy and stock options and common shares held by those common directors and officers will be available in its management information circular which will be filed under its profile on www.sedar.com.

Solicitation of Proxies

It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone, email or by other means of electronic communication, by directors, officers or employees of the Company, to whom no additional compensation will be paid. All costs of solicitation will be borne by NexGen. In addition, the Company shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares of the Company.

NexGen has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist with communicating with shareholders. In connection with these services, Laurel Hill is to receive a fee of $40,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation.

Notice-and-Access

The Company has decided to use the notice and access mechanism (the “Notice-and-Access Provisions”) under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of this Circular to shareholders for the Meeting.

Under the Notice-and-Access Provisions, instead of receiving printed copies of this Circular, shareholders will receive a notice (“Notice”) with information on the Meeting as well as information on how they may access this Circular electronically and how they may vote.

The Company will not use the procedures known as “stratification” in relation to the use of Notice-and- Access Provisions meaning that all shareholders will receive a Notice in accordance with the Notice-and- Access Provisions.

Shareholders can request that printed copies of this Circular be sent to them by postal delivery, at no cost to them, up to one year after the date this Circular was filed on SEDAR by calling toll-free (in Canada and the United States) 1-800-841-5821 or by emailing ddang@nxe-energy.ca. See under the heading “How to Obtain Paper Copies of the Circular” in the accompanying Notice and Access Notification to Shareholders.

Appointment of Proxyholders

The persons named in the enclosed form of proxy or voting instruction form are executive officers of the Company. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be a shareholder, to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Voting by Proxyholder

On any ballot, the nominees named in the accompanying proxy form will vote or withhold from voting or vote against (as applicable), your common shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying proxy form will vote at their own discretion, except where management recommends that shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of such matter.

The form of proxy confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of NexGen knows of no such amendment, variation or other matter that may come before the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, each nominee named in the accompanying proxy form intends to vote thereon in accordance with the nominee’s best judgment or as stated above.

Registered Shareholders

A registered shareholder is a person whose common shares are registered in the shareholder’s own name (“Registered Shareholder”). Registered Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions.

To vote by telephone, Registered Shareholders should call Computershare Investor Services Inc. at 1-866-732- VOTE (8683). Registered Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the telephone voting system.

To vote over the Internet, Registered Shareholders should go to www.investorvote.com. NexGen shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the voting website.

To vote by mail, Registered Shareholders should complete, date and sign the form of proxy and mail in the enclosed return envelope to the office of Computershare Investor Services Inc.

Voting instructions must be received no later than 2:00 p.m. (Pacific time) on June 9, 2020 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting.

Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

Non-Registered Shareholders

Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they own are not registered in their name but are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, of a self- administered RRSP, RRIF, or RESP or a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the intermediary is a participant.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed in order to ensure that the Non-Registered Shareholder’s common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”), instead of the form of proxy. Non-Registered Shareholders are requested to complete and return the VIF to Broadridge. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website www.proxyvote.com.

MANAGEMENT INFORMATION CIRCULAR | PAGE 8

2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the common shares voted. Non-Registered Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their common shares at the Meeting.

NexGen may utilize the Broadridge QuickVoteTM service to assist Non-Registered Shareholders vote their shares. Those shareholders who have not objected to the NexGen knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

Non-Registered Shareholders are not entitled, as such, to vote at the Meeting in person or to deliver a form of proxy. If you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to vote in person at the Meeting or appoint someone else to attend the Meeting and vote on your behalf, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Non-Registered Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their common shares voted at the Meeting.

Revocation of Proxies

Only a Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or such shareholder’s legal representative, or if the Registered Shareholder is a corporation, by its duly authorized legal, and deposited at the Company’s registered office: Suite 2500, 700 West Georgia Street, Vancouver, BC V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to voting and, upon either of such deposits, the proxy is revoked.

Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke the proxy on their behalf.

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Record Date

The board of directors of NexGen (the “Board”) has fixed April 21, 2020 as the record date, being the date for the determination of the holders of the Company’s common shares entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Shares Outstanding and Principal Holders

As of April 21, 2020, there were a total of 360,250,571 NexGen common shares issued and outstanding. The holders of the common shares are entitled to receive notice of, and to attend, all meetings of NexGen shareholders and to have one vote for each common share held.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person beneficially owns, or controls or directs, directly or indirectly, 10% or more of the Company’s outstanding common shares. However, CEF Holdings Limited and other parties to an Investor Rights Agreement with NexGen (see “Corporate Governance Disclosure - Investor Rights Agreement”) beneficially own 31,095,478 common shares of NexGen, representing approximately 8.63% of the outstanding common shares. In addition, such parties have the right, on conversion of certain convertible debentures held by them, to acquire beneficial ownership of an additional 48,083,336 common shares of NexGen, representing approximately 19.39% of the outstanding common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or is a proposed nominee for election as a director (or an associate or affiliate of such director, executive officer or director nominee) in any matter to be acted upon at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company is unaware of any material interest, direct or indirect, of any informed person or any proposed nominee for election as a director of the Company (or an associate or affiliate of such informed person or director nominee) in any transaction since the beginning of the Company’s last financial year or any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the financial year ended December 31, 2019 and the report of the independent auditors thereon will be presented at the Meeting. These consolidated financial statements and the related management’s discussion and analysis were sent to all shareholders who have requested a copy. The Company’s consolidated financial statements and related management’s discussion and analysis for the financial year ended December 31, 2019 are also available under the Company’s profile on SEDAR (www.sedar.com) and on the Company’s website (www.nexgenenergy.ca).

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. Management proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. All eight nominees are currently directors of the Company.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the election of the eight director nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table provides information on the eight director nominees, including: (i) their province or state and country of residence; (ii) the date when they were appointed a director; (iii) whether they are considered to be independent; (iv) their membership on committees of the Board; (v) their principal occupation, business or employment presently and over the preceding five (5) years; and (vi) the number of common shares and stock options of the Company (does not include common shares or stock options of IsoEnergy for the common directors) beneficially owned, controlled, or directed, directly or indirectly.

Leigh Curyer(1)
Director since 2013 Not Independent

Mr. Curyer has over 20 years’ experience in the resources and corporate sector. Mr. Curyer founded the Company in 2011 and currently serves as the President and Chief Executive Officer. Mr. Curyer was previously the Chief Financial Officer and head of corporate development of Southern Cross Resources Inc. (now Uranium One Inc.). In addition, from 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resources Management, assessing uranium projects worldwide for First Reserve Corporation, a global energy-focused private equity and infrastructure investment firm.

Mr. Curyer’s uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, including operating mines, advanced development projects and exploration prospects. Mr. Curyer has a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Curyer is a resident of British Columbia, Canada.

Mr. Curyer joined the Board on April 19, 2013.

	Board Committees
	Sustainability Committee
	Principal Occupation
	President and Chief Executive Officer of NexGen Energy Ltd.
	Options and Common Shares
	Options	Common Shares
	10,550,000	2,981,250

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Warren Gilman
Director since 2017 Independent

Mr. Gilman was appointed as a Director of NexGen on July 21, 2017. He was appointed Chairman and CEO of Queen’s Road Capital Investments Limited in 2019. Prior to that he was Chairman and CEO of CEF Holdings Limited. Previously he was Vice Chairman of CIBC World Markets. Mr. Gilman was also previously Managing Director and Head of Asia Pacific Region for CIBC for 10 years where he was responsible for all of CIBC's activities across Asia. Mr. Gilman is a mining engineer who co-founded CIBC's Global Mining Group in 1988. During his 26 years with CIBC he ran the mining team in Canada, Australia and Asia and worked in the Toronto, Sydney, Perth, Shanghai and Hong Kong offices of CIBC. He has acted as advisor to the largest mining companies in the world including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Meridian Gold, China Minmetals, Jinchuan and Zijin and has been responsible for some of the largest equity capital markets financings in Canadian mining history. In March 2019, Mr. Gilman was appointed to the Board of AIM listed Chaarat Gold Holdings Ltd.

Mr. Gilman obtained his B.Sc. in Mining Engineering at Queen's University and his MBA from the Ivey Business School at Western University. He is Chairman of the International Advisory Board of Western University and a member of the Dean's Advisory Board of Laurentian University. Mr. Gilman is a resident of Hong Kong, China.

Board Committees
Audit Committee and Sustainability Committee
Principal Occupation
Chairman and CEO of Queen’s Road Capital Investments Limited
Options and Common Shares
	Options	Common Shares
	1,200,000	Nil

Karri Howlett
Director since 2018 Independent

Ms. Howlett has over 20 years of experience in corporate strategy, mergers and acquisitions, financial due diligence and risk analysis. Ms. Howlett currently sits on the Boards of SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee) and Saskatchewan Trade Export Partnership.

Ms. Howlett has conducted financial due diligence and risk analysis for several business endeavors, including business advisement and financial modelling for several mining and energy projects, as well as mergers of financial institutions. Ms. Howlett was recently President of RESPEC Consulting Inc., which is a geoscience and engineering consulting company based in Saskatoon, Saskatchewan.

Ms. Howlett holds a Bachelor of Commerce (with honors) in Finance from the University of Saskatchewan and has earned the Chartered Financial Analyst (CFA) designation and the Chartered Director designation. An active community member, Ms. Howlett has previously served on the boards of Varsity View Community Association, Skate Saskatoon, and CFA Society of Saskatchewan. In addition, Ms. Howlett has been involved with the University of Saskatchewan’s Edwards School of Business as a lecturer in the Department of Finance, a participant in the Leadership Development Program, and a protégé in the Betty Ann Heggie Womentorship Program. Ms. Howlett is a resident of Saskatchewan, Canada.

Ms. Howlett was appointed to the Board on August 21, 2018.

Board Committees
Sustainability Committee (Chair)
Principal Occupation
President, Karri Howlett Consulting Inc.
Options and Common Shares
	Options	Common Shares
	950,000	Nil

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Christopher McFadden
Director since 2013 Independent

Mr. McFadden is a lawyer with 22 years of experience in exploration and mining. Previously, Mr. McFadden was the President and Chief Executive Officer of NxGold Ltd., and, before that the Manager, Business Development at Newcrest Mining Limited, the Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the Australian Stock Exchange. Additionally, Mr. McFadden was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group in 2010, Mr. McFadden was a Commercial General Manager with Rio Tinto’s exploration division with responsibility for gaining entry into new projects through negotiation with government or joint venture partners, or through acquisition.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiation in challenging and varied environments. Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University. Mr. McFadden is a resident of Victoria, Australia.

	Board Committees
	Chairman of the Board, Audit Committee and Sustainability Committee
	Principal Occupation
	Corporate Director
	Options and Common Shares
	Options	Common Shares
	2,250,000	500,000

Richard Patricio(2)
Director since 2013 Independent

Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd., having previously been its Executive Vice President from 2005 to 2015.

Until April 2016, Mr. Patricio was also the Chief Executive Officer of Pinetree Capital Ltd. (“Pinetree”). Mr. Patricio joined Pinetree in November 2005 as Vice President, Corporate and Legal Affairs. Mr. Patricio was previously general counsel for Teknion Corp., a senior TSX-listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions.

Mr. Patricio has built a number of mining companies with global operations and holds senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000. Mr. Patricio is a resident of Ontario, Canada.

Mr. Patricio was appointed to the Board on April 19, 2013.

	Board Committees
	Nomination and Governance Committee (Chair); Audit Committee; Compensation Committee (Chair)
	Principal Occupation
	President and Chief Executive Officer of Mega Uranium Ltd.
	Options and Common Shares
	Options	Common Shares
	2,400,000	683,400

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Trevor Thiele
Director since 2013 Independent

Mr. Thiele has over 30 years’ experience in senior finance roles in medium to large Australian listed companies. Mr. Thiele has also been Chief Financial Officer for companies involved in the agribusiness sector (Elders and ABB Grain Ltd., Rural Services Division) and the biotechnology sector (Bionomics Limited). In these roles he combined his technical, accounting and financial skills with commercial expertise thereby substantially contributing to the growth of each of these businesses. During this time, Mr. Thiele was actively involved in initial public offerings, capital raisings, corporate restructures, mergers and acquisitions, refinancing and joint ventures.

Mr. Thiele is currently a non-executive director of a number of non-listed Australian entities.

Mr. Thiele holds a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Thiele is a resident of South Australia, Australia.

Mr. Thiele was appointed to the Board on April 19, 2013.

Board Committees
Audit Committee (Chair); Compensation Committee; Nomination and Governance Committee
Principal Occupation
Corporate Director
Options and Common Shares
	Options	Common Shares
	2,400,000	Nil

Sybil Veenman
Director since 2018 Independent

Ms. Veenman has over 20 years of mining industry experience, including as a senior executive and, more recently, as a public company director. Ms. Veenman currently serves as a Director at Nasdaq-listed Royal Gold Inc., NYSE and TSX-listed IAMGOLD Corporation and TSXV-listed Noront Resources Ltd. Ms. Veenman is also on the Board of Directors of the Boost Child & Youth Advocacy Centre in Toronto, a non-profit organization dedicated to providing child and youth services and support. Previously, Ms. Veenman was a Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation. In that capacity, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company’s significant M&A and financing transactions and involved in a wide range of operational, regulatory, political and social responsibility aspects of the mining business.

Ms. Veenman holds a Law degree from the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute. Ms. Veenman is a resident of Ontario, Canada.

Ms. Veenman was appointed to the Board on August 21, 2018.

	Board Committees
	Nomination and Governance Committee; Compensation Committee
	Principal Occupation
	Corporate Director
	Options and Common Shares
	Options	Common Shares
	950,000	60,000

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Brad Wall(3)
Director since 2019 Not Independent

Mr. Wall was the 14th Premier of Saskatchewan, Mr. Wall brings to NexGen’s Board political experience spanning over an 18-year period. During his 10-year tenure as Premier of Saskatchewan, Mr. Wall led the province to unprecedented economic expansion, strong population and export growth, record infrastructure investment and the first ever and continuing AAA credit for the Province’s finances. Mr. Wall worked successfully with the previous federal government to achieve nuclear cooperation agreements between Canada and both India and China opening up those civilian nuclear energy markets to Canadian uranium. He is an advocate for sustainable, inclusive economic development and provides strategic insight to the energy sector.

Mr. Wall was appointed to the Board on March 21, 2019.

	Board Committees
	Nil
	Principal Occupation
	Corporate Director and Consultant
	Options and Common Shares
	Options	Common Shares
	950,000	17,100

Notes:

(1)	Mr. Curyer is not independent on the basis that he is an executive officer of the Company.
(2)	In addition, Mega Uranium Ltd. holds 19,476,265 common shares of NexGen. Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd. The common shares of Mega Uranium Ltd. are listed on the TSX.
(3)	Mr. Wall is not independent on the basis that he is an executive officer of the consulting company, Flying W that is engaged by the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no proposed director:

(a)	is, as of the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,
(i)	while that person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"); or
(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer; or
(b)	is, at the date of this Circular, or has been within ten years before the date of this Circular, a director or an executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

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In addition, to the knowledge of management, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Board Response to Low Vote Support at Last Year’s AGM

Last year, while all director nominees were successfully elected to the board, Richard Patricio received less shareholder support than other directors, though still achieving 69.9% of support from voting shareholders. Notwithstanding, Mr. Patricio’s shareholder approval, the Company engaged in shareholder discussions to understand if there were concerns which led to higher support for other directors.

Certain shareholders and the proxy advisors ISS and Glass Lewis expressed concerns about the number of Mr. Patricio’s directorships and whether his effectiveness at NexGen would suffer with so many other commitments.

In response to those shareholder concerns, we note that while on the surface it appears that Mr. Patricio is a member of six boards, five of those companies are venture stage companies. Of the six boards on which he sits, only NexGen is a TSX-listed company. Furthermore, Mr. Patricio sits on the board of Toro Energy Limited and ISO Energy Limited in the compacity as a shareholder. Therefore, he only has three other directorships which are distinct from his principal occupation. Additionally, in support of his continued nomination at NexGen, we note that his attendance at NexGen meetings has been perfect, attending 100% of all board and key committee meetings held in the last fiscal year.

Since there is no evidence that his effectiveness as a director of NexGen has suffered from his other commitments; the Board and Nomination Committee are satisfied that his nomination is supportable despite the number of directorships appearing to be excessive by some measures.

We will continue to monitor the effectiveness and commitments of all directors and will recommend appropriate action such as resigning other directorships, should any director’s effectiveness decline due to over-boarding or for any other reason.

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COMPENSATION DISCUSSION AND ANALYSIS

Introduction	18
Company Overview	18
COMPANY PERFORMANCE	19
COMPENSATION GOVERNANCE	21
ELEMENTS OF EXECUTIVE COMPENSATION	24

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Introduction

This section provides information on our executive compensation program for 2019. For 2019, our Named Executive Officers, as defined in Instrument 51-102- Continuous Disclosure obligations (NI 51-102) were as follows:

•	Leigh Curyer - President and Chief Executive Officer (President and CEO)
•	Bruce Sprague - Chief Financial Officer
•	Travis McPherson - Senior Vice President, Corporate Development
•	Troy Boisjoli - Vice President, Operations and Exploration
•	Gillian A. McCombie - Vice President, Human Resources

We refer to our Named Executive Officers as Executives in the Circular.

Company Overview

NexGen Energy Ltd. was founded in 2011 to acquire, discover and develop the world’s next major uranium project in Saskatchewan’s Athabasca Basin. Today, NexGen is a well-funded development company, holding 209,000 acres of highly prospective uranium ground including the wholly-owned Arrow Deposit - the largest to be developed uranium deposit in Canada.

NexGen’s team of mining and uranium industry professionals bring together a world of leading-edge exploration, mine development, permitting, regulatory, M&A and capital markets expertise, all backed by a global base of long-term capital. Built on the highest industry standards, NexGen is well positioned to bring the Arrow deposit into production and maintain momentum as the future uranium market leader.

In 2018, NexGen was awarded the PDAC Bill Dennis Award for a Canadian Discovery. The award honours those who have made a significant mineral discovery. In 2019, NexGen was awarded the PDAC Environmental and Social Responsibility Award. This award honours global companies for outstanding leadership in environmental protection and/or good community relations.

NexGen’s mission is to build a long-lasting energy legacy from the ground up, by working collaboratively with all stakeholders. The Company’s ethos is centered in the premise of elite standards in everything the organization does. This translates into a culture of constant evolution and continuous improvement as well as the most efficient use of capital and driving innovation across the industry. That includes the environment and land itself, as well as the people who bring the projects to life. Safe, beneficial and sustainable development is the only thing the organization will accept.

NexGen is dedicated to both sustainably developing the Arrow project in the most efficient manner and community advancement at the same time, all while safeguarding the environment for generations to come.

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COMPANY PERFORMANCE

Exploration Spend Per Dollar of NEO Salary ($C)

Industry leading ratio demonstrating a highly efficient use of capital. Greater than 95% of every dollar spent is directed towards project development compared to the salary of our Executive Officers.

2019 Share Price Performance

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Performance Graph

The Company first commenced trading on the TSXV as “Clermont Capital Inc.”, a “capital pool company” within the meaning of Policy 2.4 - Capital Pool Companies (the “CPC Policy”) of the TSXV, on August 29, 2012 under the symbol “XYZ.P”. On April 19, 2013, the Company completed its “qualifying transaction” and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.” On April 22, 2013, the Company’s common shares commenced trading on the TSXV under the symbol “NXE”. On July 15, 2016, the Company commenced trading on the TSX under the symbol “NXE” and on May 17th, 2017 commenced trading on the NYSE American (formerly NYSE MKT) under the symbol “NXE”.

The following graph compares the Company’s cumulative total shareholder return to the capital markets over the five most recently completed financial years ending December 31, 2019. It shows the change in value of $100 invested in common shares of the Company on December 31, 2015 to December 31, 2019 compared to $100 invested in the S&P/TSX Composite Index or the S&P/TSX Global Mining Index for the same time period, assuming the reinvestment of all dividends (if applicable).

	01-Jan-15	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	31-Dec-19
NXE	100.0	189.5	613.2	844.7	634.2	439.5
TSX Composite Index	100.0	88.2	103.6	109.9	97.1	115.7
TSX Global Mining Index	100.0	70.1	99.6	114.2	107.0	130.1

The trend shown in the above graph does not necessarily correspond to the Company’s compensation to its Executives for the financial year ended December 31, 2019 or for any prior fiscal periods. The Company’s Executive compensation is based on a number of factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company’s performance (which is not necessarily tied exclusively to the trading price of the common shares on the TSX) and other factors. The trading price of the common shares on the TSX is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its executive officers. These include, among other things, market perception of the Company’s ability to achieve planned growth or results, trading volume in the Company’s common shares, and changes in general conditions in the economy and financial markets. In general, executive cash compensation has increased significantly less than the price of the Company’s common shares over that same period. The Company’s philosophy is to reward the achievement of tangible objectives, not capital market speculation which may or may not be related to the performance of the executive officer.

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COMPENSATION GOVERNANCE

The Board is responsible for overseeing the Company’s compensation program. The Board has however delegated certain oversight responsibilities in this regard to the Company’s Compensation Committee (the “Compensation Committee”), but retains final authority over the Company’s compensation program and process.

The Role of the Compensation Committee

The Compensation Committee assists the Board in fulfilling its responsibilities relating to the human resources and compensation issues. The Compensation Committee meets at least four times per year, and holds in-camera sessions, without the presence of management, as needed.

The Compensation Committee consults with management on Executive compensation to:

•	establishing the Company’s general compensation philosophy and overseeing the development and implementation of the Company’s compensation programs;
•	reviewing and approving Company goals and objectives relevant to the compensation of the CEO, evaluating the performance of the CEO in light of those goals and objectives, and setting the CEO’s compensation level based on this evaluation, subject to the approval of the Board;
•	reviewing and approving compensation, incentive plans and equity-based plans for all other senior officers of the Company after considering recommendations of the CEO, all within the compensation policies and guidelines approved by the Board; and
•	reviewing the adequacy and form of the compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved.

Composition of the Compensation Committee

The Compensation Committee is comprised of three (3) independent members of the Board: Richard Patricio (Chair), Trevor Thiele and Sybil Veenman. The Compensation Committee has a written mandate which was approved by the Board in 2018.

By virtue of their respective experience as executives and their exposure to capital markets, corporate governance and regulatory matters, each member possesses the relevant decision-making skills that make them suitable members of the Compensation Committee. A general description of the education and experience of each Compensation Committee member which is relevant to the performance of their responsibilities as a Compensation Committee member is contained in their respective biographies set out under “Election of Directors” in this Circular. In particular, Mr. Patricio and Ms. Veenman are qualified lawyers with extensive experience as officers and directors of mining companies including as members of compensation committees thereof and Mr. Thiele has extensive financial experience. In addition, each of Messrs. Patricio and Thiele have been involved with the Company since inception and hence are intimately familiar with its operations and senior management team. As a result, each of them is qualified to make decisions on the suitability of the Company’s compensation policies and practices.

Executive Compensation Decision Making Process

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Independent Compensation Consultant

In September 2019, the compensation committee decided to change compensation advisors and engage the services of Global Governance Advisors (“GGA”) as its independent compensation consultant to assist in determining the compensation for our Executives. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. In 2019, GGA performed a review of the Company’s compensation philosophy, a detailed review of executive and director compensation including a proposed updated Comparator Group for the Company and a detailed compensation review for the Company’s executives, key personnel and directors to the peer companies’ executive and independent director pay levels and practices for 2019 and 2020.

Prior to 2019, executive compensation reviews were completed every two years.

A summary of fees paid to our compensation consultant for 2017, 2018 and 2019 are outlined in the following table:

Year	Consultant	Executive Compensation Related Fees	All Other Fees
2019	Global Governance Advisors	$60,000	Nil
2018	Lane Caputo	Nil	Nil
2017	Lane Caputo	$39,900	Nil

Under the engagement agreement with GGA, the Compensation Committee Chair approves all work plans and works with management as needed to complete work assignments, but work products are delivered directly to the Compensation Committee chair, with distribution to management as required.

Executive Compensation Philosophy

Our compensation is designed to be competitive with other North American mining development and operating companies in the uranium and resources sector, but that also has similar scope and growth trajectory.

NexGen provides a market competitive base salary and incentive opportunity that targets within a competitive range of market median with the ability to achieve higher compensation in the case of superior performance.

Each position is evaluated to establish skill requirements and level of responsibility to provide a basis for internal and external comparisons. The Board and the Compensation Committee assess a number of aspects when structuring compensation policies and programs and individual compensation levels. These include:

•	Internal and external comparisons
•	Values and culture
•	Long term interests of our shareholders
•	Recommendations made by independent compensation consultants retained by the Compensation Committee, and
•	Each Executive’s individual performance and contribution towards meeting the Company goals

Executive Compensation Objectives

The goal of Executive compensation at NexGen is to attract, motivate, retain and reward a knowledgeable, driven management team and to encourage them to attain and exceed performance expectations.

NexGen’s compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Company’s financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incent such executives to drive the organization’s growth in a sustainable and prudent way.

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The following key principals guide the Company’s overall compensation philosophy:

•	Attract, retain, motivate and engage high caliber talent whose expertise, skills, performance are critical to the organization’s success;
•	Align employees interests with the strategic visions and business objectives of NexGen;
•	Focus employees on the key business factors that affect long-term shareholder value;
•	Align compensation with NexGen’s corporate strategy and financial interests as well as the long-term interests of NexGen shareholders through a belief in share ownership at all levels of the organization; and,
•	Compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies.

The Company has recently been increasing the size and changing the composition of its senior management team to reflect the Company’s focus on pre-development activities and is continually assessing its compensation philosophy and practices as the Company grows to development.

Executive Compensation Peer Group and Benchmarking

The Compensation Committee uses a variety of data sources, including guidance from our independent compensation advisor, published compensation surveys, and other market data to identify peer groups for salary comparisons. There is a smaller group of publicly traded, operating, primary uranium mining companies the Compensation Committee evaluates. This group is limited to make appropriate comparisons of exploration and development mining companies that closely align with NexGen. As a result, we have supplemented our primary peer group with other peers we consider appropriate for benchmarking executive compensation and following good governance practices.

Our peer group selection was based on the following:

•	Companies within the same industry segment as NexGen;
•	Companies with uranium as a primary metal/mineral;
•	Companies with a similar business strategy and scope of operations to NexGen; and
•	Companies based and primarily operating within North America.

The table below summarizes the 2019 Peer Group:

Peer Group
Alamos Gold Inc	Osisko Mining Inc.
Cameco Company	PolyMet Mining Corp
Denison Mines Corp	Pretium Resources Inc.
Energy Fuels Inc	Seabridge Gold Inc.
Fission Uranium Corp	Uranium Energy Corp.
Gold Resource Corporation	Ur-Energy Inc.
Ivanhoe Mines Limited	Wesdome Gold Mines Ltd.
Largo Resources Limited

Risk Management

The Compensation Committee is responsible for identifying any risks associated with the Company’s compensation policies and practices and considering the implications of any such risks and then ensuring such risks are mitigated, particularly those arising from policies and practices that encourage or may encourage excessive risk-taking by executive officers. The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions.

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Incentive compensation is paid in relation to milestones regarding the advancement our projects which are subject to considerable review, contestability and assessment. As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any Executive from taking inappropriate risks.

The Board’s oversight of our strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.

Key risk-mitigating features in our compensation structure include:

•	Engagement of an independent compensation advisor
•	Annual review of compensation programs
•	Establishing annual Corporate and Individual Performance Objectives
•	Fixed and variable Compensation
•	Short term and long-term incentives
•	Board discretion
•	Control features and plan governance
•	Appointment of a Human Resources (HR) executive in 2019

Hedging

Pursuant to the Company’s Code of Business Ethics, the Company’s executive officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

ELEMENTS OF EXECUTIVE COMPENSATION

During the financial year ended December 31, 2019, compensation of the Company’s executive officers consisted of a base salary, an annual short-term incentive award in the form of a discretionary performance bonus and/or special bonus and a long-term incentive award in the form of stock options, all of which is intended to be competitive in the aggregate while delivering an appropriate balance between annual compensation (base salary and cash bonuses) and long-term compensation (stock options).

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.

Short-term Incentive Award (STI)	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company’s business strategy and to the enhancement of shareholder value.

STI opportunity for each Executive is set based both with reference to competitive market practice, the seniority of the Executive's position and his or her industry experience. Actual bonus payments can range from 0% - 100% of the target bonus opportunity, based upon the achievement of corporate and individual performance targets. Each Executive’s annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives.

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Compensation Element	Form	Purpose of Element	Determination
Long-term Incentive Award (LTI)	Stock Options	Designed to motivate executives and employees to create and grow sustainable shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.	Option award levels are determined in reference to peer group practice and are granted at such levels that total compensation can achieve above-market levels provided that the Company’s share price achieves superior returns relative to the competitive market. The Board sets the term and vesting of options under the LTI.
Benefits and Perquisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of an Executive’s total compensation.

Benefits are provided on a broad basis to the Company’s Executives and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executives.

Base Salaries

In establishing base salaries, the Compensation Committee considered factors such as experience, changes to roles and responsibilities, corporate growth, length of service, and compensation compared to other employment opportunities for executives. Base salaries are also intended to be internally equitable. Salaries are reviewed annually by the Board based on recommendations of the Compensation Committee.

Short Term Incentive (STI) Awards

Short term incentive awards are based on the achievement of pre-determined, measurable corporate and/or individual performance objectives. During the financial year ended December 31, 2019, STI awards were either based on performance over the year (a “Performance Bonus”) and/or based on the achievement of a particular and extraordinary corporate transaction or other milestone (a “Special Bonus”).

A maximum Performance Bonus was determined for each executive officer as a percentage of salary. The maximum performance bonus for 2019 was 100% of base salary for the CEO and CFO and between 30-50% for all other executive officers. The key performance indicators and maximum bonus percentage are determined by the Compensation Committee in collaboration with the CEO and HR annually for the ensuing financial year and recommended to the Board for approval, on an individual basis for each executive officer.

2019 Company Objectives

The Company performance objectives for 2019 included share appreciation, completion of a financing or other similar transaction, management of operations within budget, delivery of a Pre-Feasibility Study, effective stewardship of organizational growth, effective execution of the Company’s community programs and the Company’s health and safety record.

Specific achievements accomplished in 2019 include:

•	Embarked on a 57,000m drill campaign focused on mine optimization for the Feasibility Study. The drill results from this project are to be incorporated into a NI 43-101 Feasibility Study (FS), continuing on the successful outcome of the Company’s PFS results which were released on November 5, 2018.
•	Mr. Brad Wall (the former Saskatchewan Premier) was appointed to the Company’s Board of Directors. The addition of Mr. Wall further cemented NexGen’s commitment to developing a Canadian energy project that will deliver significant generational benefits to Saskatchewan and Canada.

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•	Submission and acceptance of the Project Description by the Canadian Nuclear Safety Commission (CNSC) and the Saskatchewan Ministry of Environment (MOE). The acceptance marked the commencement of the Environmental Assessment which is key step and process for all developmental projects to go through in Canada.
•	Filed the initial Licence Application with the CNSC under the Nuclear Safety and Control Act in order to obtain a Licence to Prepare Site and Construct for the Project.
•	Recipient of the PDAC Environmental & Social Responsibility Award, for industry-leading environmental practices and community engagement aimed furthering Saskatchewan’s economic development as well as community health and well-being.
•	Successfully entered into Study Agreements with four local communities within the project area which is a key milestone in the Environmental Assessment process. All the communities are within proximity of the Rook I Project. The following communities:
•	Clearwater River Dene Nation
•	Metis Nation Saskatchewan
•	Birch Narrows Dene Nation
•	Buffalo River Dene Nation

During the financial year ended December 31, 2019, the Chairman of the Compensation Committee met with the Chief Executive Officer periodically to discuss Company goals and performance and to discuss the performance of executive officers individually. The Compensation Committee works in conjunction with the Chief Executive Officer to set compensation, including proposed salary adjustments, performance and/or special bonuses and stock option awards for executive officers.

The Compensation Committee made recommendations relating to the compensation of Executives to the Board. Based on these recommendations, the Board made decisions concerning the nature and scope of the compensation to be paid to the Executives. The Compensation Committee based its recommendations to the Board on its compensation philosophy and the Compensation Committee’s assessment of corporate and individual performance, recruiting and retention needs.

Long Term Incentive (LTI) Awards

Stock options are used by the Company to provide alignment between long-term share price performance and remuneration for Executives. Recognizing that the Company is at a relatively early stage of development, the reliance on stock option awards can help preserve cash resources - which allows the Company greater flexibility in executing its strategy. Stock options are granted on a discretionary basis, based on the Board and the Compensation Committee’s assessments of each individual’s performance. Generally, the number of stock options granted to any Executive is a function of: the contribution and achievements of the Executive to the business and affairs of the Company, the level of authority and responsibility of the Executive, the number of stock options the Company has already granted to the Executive, and such other factors as the Compensation Committee may consider relevant.

Stock options are governed by the Company’s amended and restated incentive stock option plan and awards are generally considered and made annually following the Company’s annual shareholder meeting and at fiscal year-end. Existing stock options have a five-year term and are exercisable at the price determined by the Board, subject to applicable regulatory requirements at the time of grant.

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2019 Compensation Mix

In 2019, the Company’s executive compensation program emphasizes at risk performance-based compensation. For the CEO, 82% of the overall compensation award is performance based and of this percentage, 66% of the 2019 compensation remains at risk in the form of stock options and linked to long-term share performance. For the remaining Executives, 74% of the overall compensation award is performance based on average. Of this performance-based compensation, 61% remains at risk in the form of stock options and linked to long-term share performance. The pie charts below illustrate the executive compensation mix in 2019.

The CEO holds stock options equal to 2.93% of common shares outstanding, of which 1.82% are currently out of the money.

Summary Compensation Table

For the financial year ended December 31, 2019, the Company had five executive officers: Leigh Curyer, Bruce Sprague, Travis McPherson, Troy Boisjoli and Gillian McCombie (collectively, the “Executive Officers”). Mr. Sprague resigned as Chief Financial Officer and ceased to be a Executive Officer on November 29, 2019. The following table sets forth the compensation paid to each of the Executive Officers for each of the Company’s three most recently completed financial years (2017, 2018 and 2019).

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($) (1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($) (2)	Long-term incentive plans ($)
Leigh Curyer President, Chief Executive Officer & Director (3)	2019	695,000	Nil	2,508,510	622,500	Nil	Nil	Nil	3,826,010
	2018	625,000	Nil	3,565,741	850,000 (9)	Nil	Nil	Nil	5,040,741
	2017	500,000	Nil	2,588,969	967,600 (6)	Nil	Nil	Nil	4,056,569
Bruce Sprague Former Chief Financial Officer (4)	2019	435,417	Nil	684,685	100,000	Nil	Nil	346,000	1,566,102
	2018	425,000	Nil	1,611,806	300,000(12)	Nil	Nil	Nil	2,336,806
	2017	56,618	Nil	778,335	Nil	Nil	Nil	Nil	834,953
Travis McPherson Vice President, Corporate Development	2019	200,000	Nil	832,404	150,000	Nil	Nil	Nil	1,182,404
	2018	175,000	Nil	906,828	185,000 (10)	Nil	Nil	Nil	1,266,828
	2017	135,000	Nil	599,455	220,000 (7)	NIl	Nil	Nil	954,455

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Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($) (1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
Troy Boisjoli Vice President, Operations & Project Development	2019	167,500	Nil	162,608	49,266	Nil	Nil	Nil	379,374
	2018	160,000	Nil	331,833	57,500(11)	Nil	Nil	Nil	549,333
	2017	135,000	Nil	708,892	81,925 (8)	Nil	Nil	Nil	925,817
Gillian McCombie Vice-President, Human Resources(5)	2019	163,942	Nil	262,671	75,000	Nil	Nil	Nil	501,613
	2018	N/A	N/A	N/A	N/A	Nil	Nil	Nil	N/A
	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in a value of an option on each of the following dates as follows:

December 24, 2019 - $0.82; June 12, 2019 - $1.03; December 31, 2018 - $1.58; June 8, 2018 - $1.92; April 13, 2018 - $1.62; December 14, 2017 - $2.20; November 13, 2017 - $1.95

(2)	Includes bonus amounts paid to Executive Officers by the end of each financial year, comprising a Performance Bonus and/or Special Bonus.
(3)	Mr. Curyer did not receive any remuneration in his role as a Director of NexGen.
(4)	Mr. Sprague resigned as Chief Financial Officer on November 29, 2019 and received a lump-sum payment which included payout of his vacation accrual.
(5)	Ms. McCombie was appointed as Vice President, Human Resources in May of 2019.
(6)	Represents aggregate bonus amounts paid during 2017 and consists of an annual Performance Bonus ($238,100) for meeting or exceeding pre-determined performance goals (including share price performance) and a Special Bonus in respect of the announcement of an updated resource estimate at the Rook I Project and completion of a US$110,000,000 financing. There is no assurance that one or more Special Bonuses will be paid in the future.
(7)	Represents aggregate bonus amounts paid during 2017 and consists of an annual Performance Bonus ($82,500) for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the completion of a US$110,000,000 financing. There is no assurance that one or more Special Bonuses will be paid in the future.
(8)	Represents aggregate bonus amounts paid during 2017 and consists of an annual Performance Bonus ($40,000) for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the announcement of an updated resource estimate at the Rook I Project. There is no assurance that one or more Special Bonuses will be paid in the future.
(9)	Represents aggregate bonus amounts paid during 2018 and consists of an annual Performance Bonus ($500,000) for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the announcement of an updated resource estimate at the Rook I Project and completion of the Pre-feasibility Study. There is no assurance that one or more Special Bonuses will be paid in the future.
(10)	Represents aggregate bonus amounts paid during 2018 and consists of an annual Performance Bonus ($60,000) for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the announcement of an updated resource estimate at the Rook I Project and completion of the Pre-feasibility Study. There is no assurance that one or more Special Bonuses will be paid in the future.
(11)	Represents aggregate bonus amounts paid during 2018 and consists of an annual Performance Bonus ($27,500) for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the announcement of an updated resource estimate at the Rook I Project and completion of the Pre-feasibility Study. There is no assurance that one or more Special Bonuses will be paid in the future.
(12)	Represents aggregate bonus amounts paid during 2018 and consists of an annual Performance Bonus ($160,000) for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the announcement of an updated resource estimate at the Rook I Project and completion of the Pre-feasibility Study. No longer employed.

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2019 for each Executive Officer. All option-based awards vest in one-third increments annually, based on the anniversary of the date of grant and have five (5) year terms.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Leigh Curyer	1,000,000	0.50	27-May-20	1,170,000	Nil	Nil
	1,500,000	0.64	16-Dec-20	1,545,000	Nil	Nil
	1,800,000	2.65	23-Jun-21	Nil	Nil	Nil
	1,000,000	2.24	15-Dec-21	Nil	Nil	Nil
	1,000,000	3.39	14-Dec-22	Nil	Nil	Nil
	1,500,000	2.85	8-Jun-23	Nil	Nil	Nil
	500,000	2.41	31-Dec-23	Nil	Nil	Nil
	750,000	1.92	12-Jun-24	Nil	Nil	Nil
	1,500,000	1.59	24-Dec-24	120,000	Nil	Nil
Bruce Sprague	1,000,000	2.93	29-Nov-20	Nil	Nil	Nil
	500,000	2.85	29-Nov-20	Nil	Nil	Nil
	166,667	2.41	29-Nov-20	Nil	Nil	Nil
	166,667	1.92	29-Nov-20	Nil	Nil	Nil
Travis McPherson	400,000	0.50	27-May-20	468,000	Nil	Nil
	200,000	0.64	16-Dec-20	206,000	Nil	Nil
	250,000	2.65	23-Jun-21	Nil	Nil	Nil
	300,000	2.24	15-Dec-21	Nil	Nil	Nil
	300,000	3.39	14-Dec-22	Nil	Nil	Nil
	300,000	2.85	8-Jun-23	Nil	Nil	Nil
	250,000	2.41	31-Dec-23	Nil	Nil	Nil
	350,000	1.92	12-Jun-24	Nil	Nil	Nil
	500,000	1.59	24-Dec-24	40,000	Nil	Nil
Troy Boisjoli	500,000	2.65	23-Jun-21	Nil	Nil	Nil
	200,000	2.24	15-Dec-21	Nil	Nil	Nil
	200,000	3.39	14-Dec-22	Nil	Nil	Nil
	50,000	2.41	31-Dec-23	Nil	Nil	Nil
	100,000	1.92	12-Jun-24	Nil	Nil	Nil
Gillian McCombie	350,000	1.92	12-Jun-24	Nil	Nil	Nil
	150,000	1.59	24-Dec-24	12,000	Nil	Nil

Notes:

(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the December 31, 2019 closing price of the common shares on the TSX of $1.67 and the option exercise price, by the number of outstanding options. Where the difference is negative, the options are not in-the-money and no value is reported. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

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Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2019, no incentive plan awards vested or were earned for the Executive Officers except as follows:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Leigh Curyer	12,500	Nil	Nil
Bruce Sprague	4,167	Nil	Nil
Travis McPherson	5,833	Nil	Nil
Troy Boisjoli	1,667	Nil	Nil
Gillian McCombie	5,833	Nil	Nil

Notes:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Termination and Change of Control Benefits

The Executive Employment Agreements establish base compensation comprised of base salary and eligibility for an annual performance-based cash incentive. Executives are also eligible to participate in the Company’s equity-based long-term incentive compensation plans in the form of stock options, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

The Executive Employment Agreements also provide for termination payments in the event that (i) the Executive’s employment is terminated without cause (including constructive dismissal), or (ii) within 12 months of a “change of control”, the Executive is terminated without cause or resigns.

In each case, the terminated Executive is entitled to a termination payment equal to the product by multiplying: (i) the sum of (a) his or her annual base salary; and (b) his or her highest bonus (including both Performance Bonuses and Special Bonuses) paid or payable in the preceding three years, in each case, calculated on a monthly basis, by (ii) a period of between three (3) and 36 months, with longer periods being applicable only in the case of a change of control (the “Severance Period”). The Executive is also entitled to the continuation of benefits during the Severance Period, or in the event the Company is unable to continue such benefits, payment in lieu equal to the cost of such benefits to the Company.

In addition, the terminated Executive is entitled to a payment equal to the sum of: (i) all earned but unpaid salary, earned but unpaid bonus, outstanding but untaken vacation pay, and outstanding expenses; and (ii) the terminated Executive’s highest Performance Bonus and Special Bonus over the preceding three years, prorated to the date of termination (the “Final Wages”).

All outstanding options held by the terminated Executive would also vest immediately and continue to be exercisable until the earlier of the expiry of their term or such period imposed by an applicable regulatory body.

The estimated incremental payments (excluding the Final Wages) payable by the Company to each Executive upon termination without cause or related to a change of control, assuming the triggering event occurred on December 31, 2019, are as follows.

Name	Triggering Event	Estimated Incremental Payment ($)
Leigh Curyer (1) President & Chief Executive Officer	Termination Without Cause Change of Control	2,493,900 4,987,800
Travis McPherson (2) Senior Vice President, Corporate Development	Termination Without Cause Change of Control	96,250 770,000
Troy Boisjoli (3) Vice President, Operations & Project Development	Termination Without Cause Change of Control	56,250 112,500
Gillian McCombie (4) Vice-President, Human Resources	Termination Without Cause Change of Control	325,000 325,000

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Notes:

(1)	Mr. Curyer holds an aggregate of 10,550,000 stock options, having an aggregate in-the-money value, as of December 31, 2019, of $2,835,000.
(2)	Mr. McPherson holds an aggregate of 2,850,000 stock options, having an aggregate in-the-money value, as of December 31, 2019, of $714,000.
(3)	Mr. Boisjoli holds an aggregate of 1,050,000 stock options, having an aggregate in-the-money value, as of December 31, 2019, of $Nil.
(4)	Ms. McCombie holds an aggregate of 500,000 stock options, having an aggregate in-the-money value, as of December 31, 2019, of $12,000.

There are no significant conditions or obligations that apply to the receipt of the foregoing incremental payments.

Director Compensation

The following section pertains to the compensation arrangements the Company had with each director, namely Warren Gilman, Karri Howlett, Christopher McFadden, Brad Wall, Richard Patricio, Trevor Thiele and Sybil Veenman during the year ended December 31, 2019. Director fees were comprised of an annual retainer for serving on the Board and Board Committees. Executives do not receive additional compensation for serving as directors. Leigh Curyer is a director but also an Executive and receives no additional compensation for his role as a director.

Board Position	Annualized Retainer ($)
Board Chair Retainer	90,000
Board Member Retainer	60,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nomination and Governance Committee Chair	5,000
Sustainability Committee Chair	5,000

In addition to the annualized fees disclosed in the table above, each non-executive director was granted Options, under NexGen’s Stock Option Plan. The value of these grants for 2019 is provided in the table below. The board also adopted a Director Share Ownership Guideline and the details are set out under Share Ownership Guideline

The following table sets forth the compensation provided to the directors of the Company for the financial year ended December 31, 2019.

Compensation paid to Leigh Curyer for the financial year ended December 31, 2019 is set out above under the heading “Summary Compensation Table”. Mr. Curyer did not receive any remuneration in his role as a director of the Company.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Warren Gilman	60,000	Nil	578,143	Nil	Nil	Nil	638,143
Karri Howlett	65,000	Nil	508,226	Nil	Nil	Nil	573,226
Christopher McFadden	90,000	Nil	550,132	Nil	Nil	Nil	640,132
Richard Patricio	80,000	Nil	642,140	Nil	Nil	Nil	722,140
Trevor Thiele	80,000	Nil	642,140	Nil	Nil	Nil	722,140
Sybil Veenman	60,000	Nil	508,226	Nil	Nil	Nil	568,226
Brad Wall (2)	46,833	Nil	671,026	Nil	Nil	Nil	717,859

Notes:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following option value on each of the following dates:

December 24, 2019 - $0.82; June 12, 2019 - $1.03; December 31, 2018 - $1.58, August 21, 2018 - $1.66, June 8, 2018 - $1.92, December 14, 2017 - $2.20; November 13, 2017 -$1.95.

(2)	Mr. Wall was appointed to Board on March 21, 2019.

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2019 for each of the Company’s directors. All option-based awards vest in one-third increments annually, based on the anniversary of the date of grant and have five-year terms.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Christopher McFadden	300,000	0.50	27-May-20	351,000	Nil	Nil
	250,000	0.64	16-Dec-20	257,500	Nil	Nil
	350,000	2.65	23-Jun-21	Nil	Nil	Nil
	250,000	2.24	15-Dec-21	Nil	Nil	Nil
	250,000	3.39	14-Dec-22	Nil	Nil	Nil
	300,000	2.85	08-Jun-23	Nil	Nil	Nil
	200,000	2.41	31-Dec-23	Nil	Nil	Nil
	250,000	1.92	12-Jun-24	Nil	Nil	Nil
	100,000	1.59	24-Dec-24	8,000	Nil	Nil
Warren Gilman	250,000	3.39	14-Dec-22	Nil	Nil	Nil
	300,000	2.85	08-Jun-23	Nil	Nil	Nil
	200,000	2.41	31-Dec-23	Nil	Nil	Nil
	250,000	1.92	12-Jun-24	Nil	Nil	Nil
	200,000	1.59	24-Dec-24	16,000	Nil	Nil
Richard Patricio	300,000	0.50	27-May-20	351,000	Nil	Nil
	250,000	0.64	16-Dec-20	257,500	Nil	Nil
	350,000	2.65	23-Jun-21	Nil	Nil	Nil
	250,000	2.24	15-Dec-21	Nil	Nil	Nil
	250,000	3.39	14-Dec-22	Nil	Nil	Nil
	450,000	2.85	08-Jun-23	Nil	Nil	Nil
	200,000	2.41	31-Dec-23	Nil	Nil	Nil
	250,000	1.92	12-Jun-24	Nil	Nil	Nil
	100,000	1.59	24-Dec-24	8,000	Nil	Nil
Trevor Thiele	300,000	0.50	27-May-20	351,000	Nil	Nil
	250,000	0.64	16-Dec-20	257,500	Nil	Nil
	350,000	2.65	23-Jun-21	Nil	Nil	Nil
	250,000	2.24	15-Dec-21	Nil	Nil	Nil
	250,000	3.39	14-Dec-22	Nil	Nil	Nil
	450,000	2.85	08-Jun-23	Nil	Nil	Nil
	200,000	2.41	31-Dec-23	Nil	Nil	Nil
	250,000	1.92	12-Jun-24	Nil	Nil	Nil
	100,000	1.59	24-Dec-24	8,000	Nil	Nil
Karri Howlett	300,000	2.49	21-Aug-23	Nil	Nil	Nil
	200,000	2.41	31-Dec-23	Nil	Nil	Nil
	250,000	1.92	12-Jun-24	Nil	Nil	Nil
	200,000	1.59	24-Dec-24	16,000	Nil	Nil
Sybil Veenman	300,000	2.49	21-Aug-23	Nil	Nil	Nil
	200,000	2.41	31-Dec-23	Nil	Nil	Nil
	250,000	1.92	12-Jun-24	Nil	Nil	Nil
	200,000	1.59	24-Dec-24	16,000	Nil	Nil
Brad Wall (2)	500,000	2.27	21-Mar-24	Nil	Nil	Nil
	250,000	1.92	12-Jun-24	Nil	Nil	Nil
	200,000	1.59	24-Dec-24	16,000	Nil	Nil

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Notes:

(1)	The pre-tax value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares on the TSX on December 31, 2019, which was $1.67, and the option exercise price, by the number of outstanding options. Where the difference is negative, the options are not in-the-money and no value is reported. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
(2)	Mr. Wall was appointed to Board on March 21, 2019.

Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2019, no incentive plan awards vested or were earned for the directors except as follows:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Christopher McFadden	4,167	Nil	Nil
Warren Gilman	4,167	Nil	Nil
Richard Patricio	4,167	Nil	Nil
Trevor Thiele	4,167	Nil	Nil
Karri Howlett	4,167	Nil	Nil
Sybil Veenman	4,167	Nil	Nil
Brad Wall(2)	4,167	Nil	Nil

Note:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.
(2)	Mr. Wall was appointed to Board on March 21, 2019.

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

CORPORATE GOVERNANCE

DISCLOSURE	35
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	41
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	42
APPOINTMENT OF AUDITOR	42
RATIFICATION, CONFIRMATION AND APPROVAL OF SHAREHOLDER RIGHTS PLAN	42
OTHER MATTERS	45
ADDITIONAL INFORMATION	46

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) requires that the Company annually disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 - Corporate Governance Guidelines (the “Guidelines”).

The following is a discussion of each of the Company’s corporate governance practices for which disclosure is required by the Disclosure Instrument. Unless otherwise indicated, the Board believes that its corporate governance practices are consistent with those recommended by the Guidelines.

Director Independence

For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is one which could, in the view of the Board, reasonably be expected to interfere with his or her ability to exercise independent judgment. Certain specified relationships will, in all circumstances, be considered, for the purposes of the Disclosure Instrument, to be material relationships.

As of the date of this Circular, the Board consists of eight individuals, six of whom are independent. If the Board remains at eight members and all of management’s nominees are elected as directors at the Meeting, the Board will consist of eight individuals, six of whom are independent. Accordingly, a majority of the Board is independent.

The current independent directors are: Warren Gilman, Karri Howlett, Christopher McFadden, Richard Patricio, Trevor Thiele and Sybil Veenman. These directors are also independent for the purposes of the NYSE American Company Guide.

Mr. McFadden has been appointed as the Chairman of the Board and is responsible for, among other things, providing leadership to ensure that the Board functions independently of management and overseeing the governance obligations of the Board and its committees generally.

Messrs. Curyer and Wall are not independent for the purposes of the Disclosure Instrument. Mr. Curyer is the Company’s President and Chief Executive Officer, and Mr. Wall’s consulting company, Flying W Consulting is engaged in work on behalf of the Company.

In-camera sessions of the independent directors are scheduled for the conclusion of each meeting of the Board. Additional meetings for the independent directors are held as considered necessary. Moreover, the independent directors have the opportunity to hold discussions in the absence of management through their participation in the Compensation Committee and the Audit Committee. During the financial year ended December 31, 2019, no meetings of the independent directors were convened.

Other Directorships

Currently, the following directors serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Leigh Curyer	IsoEnergy Ltd. (1) NxGold Ltd.
Warren Gilman	Chaarat Gold Holdings Limited Aurania Resources Ltd. Queen’s Road Capital Investment Ltd.
Karri Howlett	Nil
Christopher McFadden	IsoEnergy Ltd. (1)
Richard Patricio	IsoEnergy Ltd. (1) (2) Latin American Minerals Inc. NxGold Ltd. Hydro66 Holdings Ltd. Toro Energy Limited (2)

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Name of Director	Reporting Issuer(s) or Equivalent(s)
Trevor Thiele	IsoEnergy Ltd. (1) NxGold Ltd.
Sybil Veenman	Royal Gold Inc. IAMGOLD Corporation Major Drilling International Inc.
Brad Wall	Whitecap Resources Inc. Maxim Power Corp

Notes:

(1)	NexGen holds approximately 52.03% of the outstanding common shares of IsoEnergy. Accordingly, IsoEnergy is an affiliate of NexGen.
(2)	Mr. Patricio sits on the board of Toro Energy Limited and IsoEnergy Limited in the capacity as a shareholder..He has three other directorships which are distinct from his principal occupation.

Attendance

The Board is committed to scheduling regular meetings of the Board and its committees and encouraging attendance by directors. The Board and its committees held the following number of meetings in the financial year ended December 31, 2019:

Year Ended December 31, 2019
Board	4
Audit Committee	4
Compensation Committee	2 (1)
Nomination and Governance Committee	2 (1)
Sustainability Committee	2

Note:

(1)	Each of the Nomination and Governance Committee and the Compensation Committee held several informal meetings through- out the year.

The attendance of the current directors at such meetings was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Nomination and Governance Committee Meetings Attended	Sustainability Committee
Leigh Curyer	4 of 4	N/A	N/A	N/A	2 of 2
Warren Gilman	4 of 4	4 of 4	N/A	N/A	2 of 2
Karri Howlett	4 of 4	N/A	N/A	N/A	2 of 2
Christopher McFadden	4 of 4	4 of 4	N/A	N/A	2 of 2
Richard Patricio	4 of 4	4 of 4	2 of 2	2 of 2	N/A
Trevor Thiele	4 of 4	4 of 4	2 of 2	2 of 2	N/A
Sybil Veenman	4 of 4	N/A	2 of 2	2 of 2	N/A
Brad Wall (1)	3 of 3	N/A	N/A	N/A	N/A

Note:

(1)	Mr. Wall was appointed to the Board on March 21, 2019.

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Charter of the Board of Directors

The Board is responsible for the overall stewardship of the Company. The Board discharges this responsibility directly and through delegation of selected and specific responsibilities to committees of the Board, and the Chairman of the Board, all as more particularly described in the Charter of the Board of Directors (the “Charter”) attached to this Circular as Schedule A.

Position Descriptions

The Board has adopted a written position description for the roles of the Chairman of the Board and the CEO. The Chairman of the Board’s role is set out in the Charter as being responsible for the management, development and effective performance of the Board and ensuring the Board fulfils its duties as required by law and as set forth in the Charter.

The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals. The CEO is expected to report to the Board on a regular basis concerning the Company’s progress towards its goals, strategies and objectives.

Although the Board has developed written mandates for each of the Board committees, the Board has not yet developed written position descriptions for the chairs of each Board committee. The written mandate of each committee however delineates the role and responsibilities of each committee chair.

Orientation and Continuing Education

The Company has prepared a Board of Directors’ manual which provides a comprehensive overview of the Company and the responsibilities of its directors, as well as the role of the Board and committees, and the nature and operation of the Company’s business. Given the current size of the Company and its stage of development, and as each new director will have a different skill set and professional background, specific orientation and training activities are tailored to the particular needs and experience of each director and consist primarily of meetings with members of the executive management team.

The Board provides continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to meet their obligations as directors. All of the directors are actively involved in their respective areas of expertise and have full access to management. Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with the Company’s operations. Presentations by management and the Company’s advisors are also organized, as needed, to provide ongoing director education.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in accordance with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in its Code of Business Ethics (the “Code”). A copy of the Code is available under the Company’s profile on SEDAR at www.sedar.com and it is on the website at www.nexgenenergy.ca.

The Company’s Corporate Secretary is responsible for communicating the Code to directors, officers and employees. Compliance with the Code is maintained primarily through the reporting process within the Company’s organizational structure. The Audit Committee monitors overall compliance with the Code and the Chief Financial Officer reports any alleged breaches of the Code to the Audit Committee. The Company’s Chief Financial Officer and the Audit Committee Chair then report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised.

In addition, the Company has adopted a “whistleblower” policy (the “Whistleblower Policy”) so that any employee of the Company or its subsidiaries may submit confidential or anonymous concerns regarding accounting or auditing matters without fear of dismissal or retaliation of any kind. The Whistleblower Policy allows employees to direct their concerns to the Chair of the Audit Committee.

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Company), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting of the Company which considers such contract or transaction, in accordance with applicable law. To ensure a consistent process for addressing actual and potential conflicts of interest, the Company has adopted a policy governing conflicts of interest and related party transactions which prescribes a formal procedure and internal reporting process for addressing potential conflicts in a timely fashion.

In rare circumstances, if deemed appropriate, the Company may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Nomination of Directors

The Nomination and Governance Committee is responsible for assisting the Board in respect of the nomination of directors and identifying new candidates for appointment to the Board.

The Nomination and Governance Committee establishes criteria for Board membership and composition, and makes recommendations to the Board thereon. The Nomination and Governance Committee also makes recommendations for the assignment of Board members to Board committees and oversees a process for director succession. In that regard, the Nomination and Governance Committee is also responsible for assessing the competencies and skills of existing directors and those required for nominees to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making. The Nomination and Governance Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.

Investor Rights Agreement

In accordance with the terms of the Investor Rights Agreement between CEF Holdings Limited (“CEF”), CEF (Capital Markets) Limited (“CEFCM”), Next Global Holdings Limited (“Next Global”), Sprinkle Ring Investment Limited (“Sprinkle Ring”, and together with CEFCM and Next Global, the “Investors”) and NexGen, CEF has, among other rights, certain rights to nominate an individual for election to the Board on behalf of the Investors. The Company has eight directors until such time as the Board fixes a different number of directors in accordance with the Company’s articles and governing corporate laws. Under the Investor Rights Agreement, CEF is entitled to nominate for election one member of the Board (the “CEF Nominee”) for so long as the percentage of outstanding common shares of the Company beneficially owned directly or indirectly by CEF and the Investors, collectively, is more than 15% (on a partially-diluted basis) of the Company’s issued and outstanding common shares. The CEF Nominee may be a director, officer or employee of CEF or its affiliates, or another person, at CEF’s discretion.

Advance Notice Provisions

On May 21, 2015, shareholders approved an amendment to the Company’s articles to implement advance notice provisions for the nomination of directors (the “Advance Notice Provisions”). Under the Advance Notice Provisions, a director nomination must be made, in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders, and in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. The Advance Notice Provisions also set forth the information that a shareholder must include in the notice to the Company. See the Company’s amended articles which are available under the Company’s profile on SEDAR at www.sedar.com for full details (filed on May 26, 2015). No director nominations have been made by shareholders in connection with the Meeting under the terms of the Advance Notice Provisions, and as such the only nominations for directors at the Meeting are the nominees set forth above under “Business to be Transacted at the Meeting - Election of Directors”.

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Majority Voting

The Company has adopted a majority voting policy which requires that each director nominee of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. Any director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election must promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Nomination and Governance Committee will make a determination as to whether or not to accept the tendered resignation and make a recommendation to the Board thereon. The Board, in turn, will determine whether or not to accept the tendered resignation within 90 days of the shareholder meeting. The Nomination and Governance Committee will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board. The Company shall promptly issue a news release with the Board’s decision which, in the event the resignation is not accepted, must fully state the reason for that decision. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The director nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy will not apply in circumstances involving contested director elections.

Board Committees

The Board delegates certain responsibilities to the following four committees of the Board: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Nomination and Governance Committee; and (iv) Sustainability Committee. The Board has adopted a written charter for each of the Audit Committee, the Compensation Committee, the Nomination and Governance Committee and the Sustainability Committee. From time to time, the Board also appoints ad hoc committees to assist in specific matters. The Board delegates specific mandates to such ad hoc committees if and when they are established.

On March 1, 2019, the Board approved the Charter for the Sustainability Committee. The mandate of this committee is to review and monitor the environmental, corporate social responsibility and health and safety practices and policies of the Company. The committee will conduct periodic reviews of matters relating to the environment, corporate social responsibility and health and safety and provide guidance to management to ensure that the Company is operating within the appropriate guidelines. Members of this committee include Ms. Howlett (Chair), Mr. Curyer, Mr. McFadden and Mr. Gilman.

Under National Instrument 52-110 - Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their Audit Committee, including the text of the Audit Committee’s charter, the composition of the Audit Committee and the fees paid to the external auditor. This information is provided in the Company’s annual information form dated March 11, 2020 (the “AIF”) under the heading “Audit Committee Disclosure” with respect to the financial year ended December 31, 2019.

The AIF is available for review by the public on the SEDAR website located at www.sedar.com under the Company’s profile and may also be obtained free of charge by sending a written request to the Company at the Company’s head office located at Suite 3150, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3.

Assessments

In 2015, the Nomination and Governance Committee established a formal process for assessing the effectiveness of the Board as a whole, its committees and individual directors. As part of this process, directors completed a questionnaire which provided for quantitative and qualitative ratings of their and the Board’s performance in key areas and provided subjective comment in each of those areas.

The Chair of the Nomination and Governance Committee reviewed the results of the self-assessment process, identified areas requiring follow-up and reported to the Board on the results of the assessment process. Action plans to follow-up on specific issues are monitored by the Nomination and Governance Committee.

A Director effectiveness review process was completed for the financial year ended December 31, 2019.

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Term Limits and Diversity

In the fall of 2014, the Canadian Securities Administrators introduced “comply or explain” policies requiring companies to either adopt or explain why they have not adopted (a) policies with respect to term limits for directors; and (b) policies and targets designed to increase participation by woman in board matters and in executive positions. The Company looks to recruit and select candidates for the Board and for management positions that represent both gender diversity and business understanding and experience and has not yet adopted formal policies or targets on either term limits or diversity.

In April 2018, the Board of Directors adopted a policy regarding the diversity of the directors and management of the Company. The Board recognizes the valuable contributions made to board deliberations and management by people of different gender, experience and background, and the Board believes that it currently focuses on hiring the best quality individuals for the position, while also encouraging diversity on the Board and in executive officer positions. The Company has not set a targeted number or percentage of female representation on its Board or for executive officer positions; however, the Board is mindful of the benefit of diversity in the Company’s leadership positions and the need to maximize the effectiveness of the Board and management in their decision-making abilities. The Company's support for diversity is already strongly ingrained in NexGen’s culture and values. In searches for new directors or officers, the Board is committed to conducting a search for suitable candidates and will consider the level of female representation and diversity within its leadership ranks in its search process.

Subject to the terms of the Investor Rights Agreement, the Nomination and Governance Committee identifies those candidates to the Board and management of the Company that possess the skills and greatest ability to strengthen the Board and management. The Nomination and Governance Committee annually reviews the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives. The Nomination and Governance Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Formal targets regarding females on the Board or in executive officer positions have not been deemed necessary in light of the Company's current culture and commitment to diversity. The Company will continue to review, assess and develop ways to promote females within the Company, ensuring that females continue to advance and hold leadership roles in NexGen.

In considering the recently adopted CSA Guidelines, the Nomination and Governance Committee has determined to monitor developments in this area while reviewing the Company’s own practices in order to adopt a policy that is meaningful for the Company. The Company is committed to nominating the best individuals to fulfil director roles and executive officer positions.

Equity Ownership Guidelines

The Board believes it is in the best interests of the Company and Shareholders to align the financial interests of NexGen’s leadership with those of the Shareholders. In 2019, the Board approved Director Share Ownership Guidelines which sets out mandatory equity ownership requirements for directors of the Company (“Participants”).

The minimum ownership guidelines being a multiple of 3x the annual cash retainer, valued based on the share price, at the higher of the measurement date or acquisition date, are expected to be satisfied by each Participant within five (5) years after first becoming subject to these ownership requirements or after being appointed to any one of the positions subject to the Equity Ownership Guidelines (or the date hereof). Once the Participant’s level of equity ownership satisfies the applicable minimum ownership requirements pursuant to these guidelines, Participants are expected to maintain such minimum ownership levels for as long as the Participant is subject to the Equity Ownership Guidelines.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year, being December 31, 2019, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities issuable upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by security holders(1)	36,617,495	$2.14	35,432,619
Equity compensation plans not approved by securityholders	Nil	n/a	n/a
Total	36,617,495		35,432,619

Notes:

(1)	Refers to stock options to purchase securities of the Company pursuant to the Option Plan.
(2)	The maximum number of shares that may be reserved for issuance under the Option Plan at any time is 20% of the Company’s issued and outstanding shares, less any common shares reserved for issuance under any other security-based compensation arrangements.

As at April 21, 2020, there are 36,325,828 options outstanding. If all such options are exercised in full, the common shares issuable upon such exercise would total approximately 10.08% of the issued and outstanding common shares at the date hereof on a non-diluted basis. Note, CEF Holdings Limited and other parties to an Investor Rights Agreement with NexGen (see “Corporate Governance Disclosure - Investor Rights Agreement”) beneficially own 31,095,478 common shares of NexGen. In addition, such parties have the right, on conversion of certain convertible debentures held by them, to acquire beneficial ownership of an additional 48,083,336 common shares of NexGen. On this basis, if all such options are exercised in full, the common shares issuable upon such exercise would total approximately 8.9% of the issued and outstanding common shares at the date hereof on a non-diluted basis

Stock Option Overhang, Dilution and Burn Rates

The following table provides a 3-year history of the overhang, dilution and burn rates for the Option Plan required under Section 613 of the TSX Company Manual.

	2019		2018		2017
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang (1)	35,432,619	9.84%	34,010,264	9.68%	29,976,204	8.84%
Dilution (2)	36,617,495	10.16%	36,237,148	10.32%	37,858,334	11.16%
Burn Rate (3)	9,438,679	2.66%	9,045,482	2.62%	6,200,000	1.93%

Notes:

(1)	The total number of Common Shares reserved for issuance to employees, less the number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.
(2)	The total number of Options outstanding expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.
(3)	The number of Options granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year.

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2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. No person who is or who was at any time during the most recently completed financial year a director or executive officer of the Company, any proposed nominee for election as a director of the Company, or any associate of any such director, executive officer, or proposed nominee is or was at any time since the beginning of the most recently completed financial year indebted to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

APPOINTMENT OF AUDITOR

At the Meeting, shareholders will be asked to re-appoint KPMG LLP, 777 Dunsmuir Street, PO Box 10426, Vancouver BC, Canada, as independent auditor of the Company for the ensuing year at such remuneration to be fixed by the Board.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the re-appointment of KPMG LLP as the Company’s independent auditor to hold office for the ensuing year with remuneration to be fixed by the Board.

RATIFICATION, CONFIRMATION AND APPROVAL OF SHAREHOLDER RIGHTS PLAN

Background

The Company adopted a shareholder rights plan agreement dated as of April 22, 2017 between the Company and Computershare Investor Services Inc. (the “Existing Rights Plan”). At the Meeting, the Company will seek shareholder approval to ratify, confirm and approve the continued existence of the Existing Rights Plan, as amended and restated as of April 22, 2020, (the “Amended and Restated Rights Plan”). The form of the Amended and Restated Rights Plan will, effectively, be the same as the Existing Rights Plan, but with minor amendments, including changing stated dates for currency of effectiveness and of expiration and as reflected below.

Approval of the Amended and Restated Rights Plan and its continuation for the next three years are not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to management of the Company. The proposed approval of the Amended and Restated Rights Plan and its continuation are also not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the common shares.

Pursuant to its terms, the Existing Rights Plan will expire on at the termination of the Meeting, unless its continuation, in the form of the Amended and Restated Rights Plan, is ratified and approved for continuation by the Shareholders in accordance with its provisions. Management of the Company has reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws and has determined that there are no new material amendments necessary to ensure compliance with requirements of Canadian Securities Administrators. The Board determined that it is appropriate and in the best interests of the Shareholders that the Amended and Restated Rights Plan be approved to continue for the next three years as described below.

Unless otherwise defined below, all capitalized terms have the meanings specified in the Existing Rights Plan.

Proposed Amendments

Changes to the Amended and Restated Rights Plan are amendments to the existing definitions of: (i) “Associate” to confine the definition within the parameters of a family relationship; (ii) “Close of Business” to 11:59pm as opposed to 5:00pm; (iii) “Expiration Time” to eliminate reference to the original expiration date, (iv) “U.S.-Canadian Exchange Rate” to update based on current postings on the Bank of Canada; and (v) adding a definition of “Effective Date” to reflect the date of the Existing Rights Plan. There are also changes made in the sections regarding: (i) who is deemed to be ‘acting jointly or in concert’ to clarify the Board’s discretion; (ii) the Effective Date to update and conform the administration of the Existing Rights Plan with the Amended and Restated Rights Plan; and (iii) the Shareholder Review section to also update and conform the administration of the Existing Rights Plan.

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Summary of Certain Key Provisions

As previously noted, other than the amendments made: (i) to the above-noted definitions; and (ii) a few changes concerning administration of the Existing Rights Plan in the sections regarding the Effective Date and Shareholder Review, the Amended and Restated Rights Plan is identical to the Existing Rights Plan. The following is a brief summary of the Amended and Restated Rights Plan, which is qualified in its entirety by reference to the complete text of the form of Amended and Restated Rights Plan, a copy of which is posted and available for viewing together with copies of the Meeting proxy materials on the Company’s website at www.nexgenenergy.ca and under the Company’s SEDAR profile at www.sedar.com.

Term

Pursuant to the TSX Company Manual, the Amended and Restated Rights Plan must be approved at the Meeting and if not approved, the Existing Rights Plan will expire and cease to have effect at the termination of the Meeting. If it is approved at the Meeting, the Amended and Restated Rights Plan will require reconfirmation by the shareholders at the annual meeting of shareholders held in 2023 and every third annual meeting of shareholders held thereafter.

Issuance of Rights

Upon the Existing Rights Plan becoming effective on April 22, 2017, one Right was issued and attached to each common share. One Right also attached to each subsequently issued common share and will attach to each subsequently issued common share.

Rights Exercise Privilege

The Rights generally separate from the common shares and become exercisable 10 business days (the “Separation Time”) after a person has acquired, or commenced or publicly announced the intention to commence a take-over bid to acquire, 20 percent or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Amended and Restated Rights Plan (a “Permitted Bid”) or a transaction otherwise permitted by the Amended and Restated Rights Plan. The acquisition by any person (an “Acquiring Person”) of 20 percent or more of the common shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Amended and Restated Rights Plan, is referred to as a “Flip-in Event”.

Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase by holders of such Rights of common shares at a 50 percent discount to their market price.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the common shares and will be transferable only together with the associated common shares. After the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of common shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of common shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for common shares after the Separation Time. Rights will trade separately from the common shares after the Separation Time.

Lock-Up Agreements

A bidder may enter into lock-up agreements with Shareholders whereby such Shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without a Flip-in Event occurring. Such agreement must be publicly disclosed and allow the Shareholder to withdraw the securities to tender to another take-over bid or to support another transaction that exceeds the value of the Lock-up Bid either on an absolute basis or by as much or more than a specified amount, which specified amount may not be greater than seven percent. The definition of “Lock-Up Agreement” provides that no “break up” fees or other penalties that exceed, in the aggregate, the greater of two and a half percent of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person and 50 percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the Shareholder if the Shareholder fails to tender its securities to the Lock-up Bid.

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Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•	the take-over bid must be made by way of a take-over bid circular;
•	the take-over bid must be made to all holders of record of common shares (other than the Offeror);
•	the take-over bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;
•	common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the applicable period and only if at such time more than 50 percent of the common shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn; and
•	if more than 50 percent of the common shares held by Independent Shareholders are tendered to the take-over bid within the applicable period and the common shares are taken up by the bidder, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for not less than 10 days from the date of such public announcement.

“Independent Shareholders” is defined in the Amended and Restated Rights Plan as all holders of Common Shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced an intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of the Company unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted.

The Amended and Restated Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it must be outstanding for a minimum number of days as required under Canadian securities laws.

Waiver

The Board, acting in good faith, may prior to the occurrence of a Flip-in Event, waive the application of the Amended and Restated Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of common shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Amended and Restated Rights Plan has been waived. The Board, acting in good faith may, in respect of any Flip-in Event, waive the application of the Amended and Restated Rights Plan to a particular Flip-in Event where the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its Beneficial Ownership, or has entered into a contractual arrangement with the Company, acceptable to the Board of Directors, to do so within thirty (30) days, such that it is no longer an Acquiring Person. The Board, acting in good faith may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the Amended and Restated Rights Plan for any Flip-in Event.

Redemption

The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid or Competing Permitted Bid.

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Amendment

The Board may amend the Amended and Restated Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board, without such approval, may make amendments to the Amended and Restated Rights Plan to correct any clerical or typographical error or which are required to maintain the validity of the Amended and Restated Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder.

Board

The Amended and Restated Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, have not announced an intention to make or are not part of a group making, a take-over bid.

Resolution

At the Meeting, or any adjournment thereof, shareholders of the Company will be asked to consider, and if deemed advisable, to pass the ordinary resolution, with or without variation, to ratify and approve the Amended and Restated Rights Plan, for continuation, as described above. The text of the ordinary resolution to ratify, confirm and approve the Amended and Restated Rights Plan is as follows:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1)	the Amended and Restated Rights Plan dated as of April 22, 2020, with amendments approved by the Board of Directors of the Company on April 22, 2020, be and is hereby ratified, confirmed and approved, for continuation for three years to the date of the Company’s annual meeting of shareholders to be held in 2023; and
2)	any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do all acts and things, as such director or officer may determine necessary or advisable to give effect to this resolution.”

The Board believes that approval of the Amended and Restated Rights Plan is in the best interests of the Company and its shareholders and, accordingly, recommends that shareholders vote FOR the resolution. The TSX requires the resolution be passed by affirmative votes cast by shareholders of not less than a majority of the common shares represented in person or by proxy at the Meeting. Except where a shareholder who has given the proxy directs that his or her common shares be voted against such resolution, the appointees named in the enclosed proxy form intend to vote the common shares represented by such proxy FOR such resolution.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing this Circular.

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ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com and on the Company’s website at www.nexgenenergy.ca.

Financial information relating to the Company is provided in the Company’s audited consolidated financial statements (the “Financial Statements”) and the management’s discussion and analysis (the “MD&A”) for the financial year ended December 31, 2019. Shareholders may download the Financial Statements and the MD&A from SEDAR (www.sedar.com) or contact the Company directly to request copies of the Financial Statements and the MD&A by: (i) mail to #3150 - 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3 or (ii) e-mail to ddang@nxe-energy.ca.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. The contents and the sending of the Circular have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXGEN ENERGY LTD.
“Leigh Curyer”
Leigh Curyer
President & Chief Executive Officer
Vancouver, British Columbia April 28, 2020

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SCHEDULE A

BOARD MANDATE

I.	GENERAL

The Board of Directors (the "Board") has the responsibility to supervise the management of the business and affairs of NexGen Energy Ltd. (the "Company") and all entities controlled by the Company other than those controlled entities that have securities listed on a securities exchange and are subject to their own corporate governance standards and policies, (collectively, "NexGen") in the best interests of the holders of Company's shares (the "Shareholders"). A fundamental objective of the Board is to enhance and preserve long-term value to the Company, to confirm that NexGen meets its obligations on an ongoing basis and to confirm that NexGen operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, service providers and communities).

The Board has responsibility for managing its own affairs and the stewardship of NexGen, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Company reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Company by resolution.

II.	CONSTITUTION

A majority of the Board shall be composed of directors who are independent in accordance with applicable securities law, stock exchange requirements and other applicable law. The Board shall propose the list of nominees for individual election as directors of the Company to be put before the annual meeting of Shareholders of the Company.

III.	BOARD CHAIR

The Board will appoint a chair (the "Board Chair"), who, if possible and if in the best interests of NexGen, will be a person other than an officer or employee of the Company. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, and works with the Chief Executive Officer (the "CEO") to ensure that the Company fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public. The Board has approved and will periodically review the position description for the Board Chair.

IV.	COMMITTEES OF THE BOARD

The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time):

(a)	Audit Committee;
(b)	Compensation Committee; and
(c)	Nomination and Governance Committee.

Each committee will function according to a written charter, approved by the Board. The Board will review and assess the adequacy of the committee charters on an annual basis.

BOARD MANDATE | PAGE 47

V.	MATTERS REQUIRING BOARD APPROVAL

Certain responsibilities of the Board are sufficiently important to warrant the attention of the Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including, other than as required by law:

(a)	submitting to Shareholders any matter requiring their approval;
(b)	filling vacancies among the directors or appointing additional directors;
(c)	approving borrowing and hedging;
(d)	authorizing NexGen to issue debt or equity securities, declare dividends, or purchasing the Company's own shares;
(e)	approving prospectuses, if any;
(f)	approving continuous disclosure documents which are "core" documents including annual and interim financial statements, the related management's discussion and analysis and press releases related thereto, the annual information form, and management information circulars;
(g)	adopting or amending articles;
(h)	establishing a process to adequately provide for management succession and, from time to time, reviewing succession plans;
(i)	maintaining an understanding of the boundaries between the respective responsibilities of the Board and management and establishing limits on the authority delegated to management;
(j)	directing management to implement systems that are designed to ensure that NexGen operates within applicable laws and regulations, and to the highest ethical and moral standards;
(k)	satisfying itself as to the business and professional integrity of the CEO and other senior executives, as well as the CEO's leadership in the creation of a culture of integrity throughout the Company; and
(l)	with the assistance of reports and/or recommendations of the Compensation Committee:
(i)	appointing and confirming the remuneration of the CEO and appointing and approving the remuneration of other senior executives comprising the senior management team, and providing them with advice and counsel in the execution of their duties;
(ii)	monitoring and evaluating the performance of the CEO and other senior executives;
(iii)	approving employment agreements, severance arrangements and change in control agreements and provisions relating to senior executives; and
(iv)	approving adoption of equity compensation plans, stock option grants and short-term and long- term incentive plan criteria, targets and awards.
VI.	STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and a strategic planning process in place for NexGen and to participate with management in developing and approving the strategy by which it proposes to achieve these goals. The Board will:

(a)	adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and
(b)	monitor performance against the strategic plan.

BOARD MANDATE | PAGE 48

VII.	RISK MANAGEMENT

The Board has the responsibility to understand the primary risks of the business in which NexGen is engaged and verify that NexGen achieves a proper balance between risks incurred and the potential return to the Company and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of NexGen. The Board will:

(a)	confirm that a management system is in place to identify the principal risks to NexGen and its business and that appropriate procedures are in place to monitor and mitigate those risks;
(b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and
(c)	review insurance coverage annually.
VIII.	FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a)	approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;
(b)	approve annual operating and capital budgets;
(c)	approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;
(d)	confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
(e)	approve significant changes in accounting practices or policies.
IX.	DIRECTOR COMPENSATION

The Board members should be compensated in a form and amount that is appropriate and which is customary for comparative organizations, having regard to such matters as time commitment, responsibility and trends in director compensation. The Board, based upon recommendations of the Compensation Committee, will periodically review the adequacy and form of directors' compensation, including compensation of the Board Chair and committee chairs, to confirm that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director. Management directors will not receive additional compensation for Board service.

To more closely align the interests of directors and the Shareholders, the directors will be eligible to participate in NexGen's stock option plan (the "Option Plan") under which directors are eligible to receive stock options.

X.	TERM LIMITS FOR DIRECTORS

The Board has determined that fixed term limits for directors should not be established and that Board renewal is the primary focus. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight into the Company and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and views and annually considers changes to the composition of the Board.

BOARD MANDATE | PAGE 49

XI.	BOARD AND COMMITTEE EVALUATION

The Board Chair will facilitate an annual assessment of the overall performance and effectiveness of the Board. The Chairman will report on such assessments to the Board. The Board, in conjunction with the Nomination and Governance Committee, will be responsible for establishing the evaluation criteria and implementing the process for such evaluations. If requested, each director will complete a board effectiveness questionnaire assessing:

(a)	the Board's performance in specified categories such as fiduciary oversight, Board governance and process, strategic planning and business decisions, and financial matters; and
(b)	the performance of each committee of the Board in light of such committee's mandate.

The Board will, after receiving the oral or written report of the Board Chair, meet to discuss the results. The objective of the assessments is to maintain the continued effectiveness of the Board as a whole, each committee, and each individual Board member (including the Board Chair), in the execution of their responsibilities and to contribute to a process of continuing improvement.

XII.	SELECTION OF NEW DIRECTOR CANDIDATES

The Board will approve a list of nominees for independent election at the annual meeting of Shareholders who have been nominated by the Nomination and Governance Committee. Prior to approving or recommending to the Shareholders that the Shareholders elect a new nominee to the Board, the Board will consider the competencies and skills necessary for the Board, as a whole, the competencies and skills of each existing director, and the competencies and skills the new nominee will bring to the Board. The Board will also consider the appropriate size of the Board, with a view to facilitating effective decision-making, and the importance of having diversity on the Board, while ensuring the necessary skills and competencies required as a whole, and will take this into account in considering new nominees.

Directors are encouraged to identify potential candidates to the Nomination and Governance Committee. An invitation to stand as a nominee for election to the Board will be made to a candidate by the Board through the Board Chair or the Board Chair's delegate.

XIII.	DIRECTOR QUALIFICATION STANDARDS

The Company's objective is to select individuals with education, experience and skills necessary to assist management in the operation of the business. Because the experiences and advice of those businesses facing similar issues is of particular value, current and former senior officers of other major corporations are desirable nominees.

The role of selecting an individual to become a director belongs to the Nomination and Governance Committee, who will consider the education, business, governmental and civic experience, communication and interpersonal skills, the diversity of the existing board and the background of the potential candidate, as well as any other matters which are relevant to the Company's objectives. Selections made by the Nomination and Governance Committee are subject to Board approval.

This review will take into account the desirability of maintaining a reasonable diversity of personal characteristics such as age, gender, geographic residence and origin. However, all directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Shareholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment, outstanding ability in their individual fields of expertise and a willingness to devote necessary time to Board matters.

XIV.	ORIENTATION AND ONGOING EDUCATION

The Board shall approve, as required, a director orientation and ongoing education plan presented by the Nomination and Governance Committee which provides that directors have the requisite skills, knowledge and understanding to fulfill their duties as directors. A director's manual, which is updated on a regular basis, is provided to new Board members who are expected to review and become familiar with its contents. The Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance.

BOARD MANDATE | PAGE 50

The Company also provides directors with opportunities to increase their knowledge and understanding of the Company's business. Briefings on strategic issues are conducted as appropriate, and typically include reviews of the competitive environment, the Company's performance relative to peers, and any other developments that could materially affect the Company's business. Such briefings may be supplemented by participation by third party consultants, such as financial advisors, and outside legal counsel.

XV.	BOARD OPERATIONS
A.	Number of Board Meetings

The Board shall meet quarterly, or more frequently as needed for the directors to diligently discharge their responsibilities.

B.	Participation on Committees

All members of the Audit Committee, all members of the Compensation Committee, and all members of the Nomination and Governance Committee must be independent, subject only to the Board claiming an available exemption under applicable securities laws and stock exchange requirements. The majority of the members of other committees must be independent directors. The Board will endeavour to limit a director's participation to three (3) committees in order to enable the director to give proper attention to each committee, as well as to the Board.

C.	Conduct of Meetings

Board and committee meetings shall be conducted in a manner which facilitate open communication, meaningful participation and timely resolution of issues.

D.	Agenda for Board and Committee Meetings

The Board Chair and the CEO shall propose an agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. The chair of each committee of the Board in consultation with committee members and appropriate members of management shall develop agendas for committee meetings.

E.	Materials Distributed in Advance of Meetings

Meeting materials will be distributed to members of the Board before each Board meeting, in sufficient time to ensure adequate opportunity for review. Under some circumstances, due to the confidential nature of matters to be discussed at the meeting, it may not be prudent or appropriate to distribute materials in advance.

F.	Non-Directors at Board Meetings

The Board believes there is value in having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Attendance by senior management will be determined by the CEO with the concurrence of the Board Chair. Management attendees will be excused for any agenda items that are reserved for discussion among directors only.

G.	In-Camera Sessions

The independent directors will hold in-camera sessions in conjunction with every regular meeting of the Board, at which non-independent directors and members of management are not in attendance.

H.	Code of Ethics

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for the Company, and has established procedures for monitoring compliance. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.

BOARD MANDATE | PAGE 51

I.	Stakeholder Communication

The Board will:

(a)	confirm that management has established a system for effective corporate communications including disclosure controls and processes for consistent, transparent, regular and timely public disclosure;
(b)	approve the adoption of a Disclosure Policy, relating to, among other matters, the confidentiality of the Company's business information and the timely reporting of developments that have a significant and material impact on the value of the Company.
XVI.	CORPORATE GOVERNANCE

The Board as a whole is responsible for developing the Company's approach to corporate governance. The Board will:

(a)	establish an appropriate system of corporate governance including practices to permit the Board to function independently of management;
(b)	establish committees and approve their respective charters and the limits of authority delegated to each committee;
(c)	establish written Terms of Reference for directors, that describe and communicate performance expectations of a director and provide a benchmark for developing an approach to individual director assessment and evaluation;
(d)	require directors to obtain approval prior to serving on the board of directors of other publicly traded companies;
(e)	review on an annual basis whether any two or more directors serve together on the board of another publicly-traded entity and whether the composition of the Board needs to be changed to eliminate these interlocks;
(f)	approve the nomination of directors, giving consideration to the competencies and skills each new nominee will bring to the boardroom relative to the competencies and skills of existing directors and of the board as a whole;
(g)	review the adequacy and form of directors' compensation, including compensation to committee chairs, to ensure that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director;
(h)	arrange for independent directors to hold regular in-camera sessions, at which non-independent directors and members of management are not in attendance; and
(i)	establish a minimum attendance expectation for directors in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which he or she sits.
XVII.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics and will:

(a)	establish procedures for monitoring compliance with such code; and
(b)	approve any amendments and waivers of such code and ensure disclosure of any amendments and waivers, as required by applicable law or regulation.

BOARD MANDATE | PAGE 52

XVIII.	BOARD MEETINGS

The Board will meet as frequently as needed for the directors to diligently discharge their responsibilities. Notice of each meeting will be given to each member. The notice will:

(a)	be in writing (which may be communicated by fax or email);
(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;
(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and
(d)	be given at least forty-eight (48) hours preceding the time stipulated for the meeting, unless notice is waived by the Board members.

A quorum for a meeting of the Board is a majority of the members present in person or by telephone or such greater number of directors as the Board may from time to time determine.

The powers of the Board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question. Resolutions in writing may be signed in counterparts.

If the Board Chair is not present at a meeting of the Board, the CEO will act as Chair. If the CEO is not present, a Chair will be selected from among the members present.

The Board may invite others to attend any part of any meeting as it deems appropriate. This includes members of management, any employee, the Company's legal counsel, external auditors and consultants.

In conjunction with each Board meeting, the independent directors will hold an in-camera session, at which non- independent directors and members of management are not in attendance.

Minutes will be kept of all meetings of the Board. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Company's records, and will be available for review by members of the Board and the external auditor.

BOARD MANDATE | PAGE 53

Schedule B

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

April 22, 2020

between

NEXGEN ENERGY LTD.

and

COMPUTERSHARE INVESTOR SERVICES INC.

as Rights Agent

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 54

Page

ARTICLE 1

INTERPRETATION

1.1	Certain Definitions	5
1.2	Holder	16
1.3	Acting Jointly or in Concert	16
1.4	Application of Statutes, Regulations and Rules	16
1.5	Currency	16
1.6	Headings and References	17
1.7	Singular, Plural, etc	17
1.8	Generally Accepted Accounting Principles	17

ARTICLE 2

THE RIGHTS

2.1	Issuance and Legend on Common Share Certificates.	17
2.2	Initial Exercise Price: Exercise of Rights: Detachment of Rights	18
2.3	Adjustments to Exercise Price, Number of Rights	20
2.4	Date on Which Exercise is Effective	24
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	24
2.6	Registration, Registration of Transfer and Exchange	25
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	25
2.8	Persons Deemed Owners	26
2.9	Delivery and Cancellation of Certificates	26
2.10	Agreement of Rights Holders	26

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event	27

ARTICLE 4

THE RIGHTS AGENT

4.1	General	28
4.2	Merger or Amalgamation or Change of Name of Rights Agent	29
4.3	Duties of Rights Agent	29
4.4	Change of Rights Agent	31
4.5	Compliance with Money Laundering Legislation	31
4.6	Privacy Provision	32

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 2

ARTICLE 5
MISCELLANEOUS

5.1	Redemption and Waiver	32
5.2	Expiration	33
5.3	Issuance of New Rights Certificates	33
5.4	Supplements and Amendments	34
5.5	Fractional Rights and Fractional Common Shares	35
5.6	Rights of Action	35
5.7	Holder of Rights Not Deemed a Shareholder	35
5.8	Notice of Proposed Actions	36
5.9	Notices	36
5.10	Costs of Enforcement	37
5.11	Successors	37
5.12	Benefits of this Agreement	37
5.13	Governing Law	37
5.14	Counterparts	37
5.15	Severability	37
5.16	Determinations and Actions by the Board of Directors	37
5.17	Effective Date	38
5.18	Shareholder Review	38
5.19	Declaration as to Non-Canadian and Non-United States Holders	38
5.20	Regulatory Approvals	38
5.21	U.S. Registration	38
5.22	Force Majeure	39
5.23	Time of the Essence	39

Exhibit “A” Form of Rights Certificate

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 3

THIS AGREEMENT is made as of April 22, 2020 (amending and restated the Shareholder Rights Plan Agreement of April 22, 2017)

B E T W E E N:

NEXGEN ENERGY LTD., a Company existing under the laws of the Province of British Columbia

(the “Company”)

- and -

COMPUTERSHARE INVESTOR SERVICES INC., a company existing under the laws of Canada and having an office in Vancouver, British Columbia

(“Rights Agent”)

WHEREAS:

(1)	The Board of Directors (as hereinafter defined) determined that it was advisable and in the best interests of the Company to adopt a shareholder rights plan agreement dated April 22, 2014 (the “Original Agreement”) to ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company are treated fairly in connection with any Take-over Bid (as herein defined) and the Original Agreement expires as of the date hereof;

(2)	The Board of Directors determined that it was advisable and in the best interests of the Company to adopt the shareholder rights plan agreement dated April 22, 2017 contemporaneously with the expiration of the Original Agreement to ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company are treated fairly in connection with any Take-over Bid;

(3)	The Board of Directors has determined it is advisable and in the best interests of the Company to amend and restate the Shareholder rights plan agreement dated April 22, 2017 (the “Rights Plan”) and to continue ongoing effectiveness upon the receipt of the requisite approval of shareholders.

(4)	In the implementation of the Rights Plan, the Board of Directors:

(a)	authorized the issuance of one Right (as hereinafter defined) in respect of each Common Share outstanding contemporaneously with the expiration of the rights under the Original Agreement (the “Record Time”) to each holder of record of Common Shares as of the Record Time;

(b)	authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(c)	authorized the issuance of the Rights Certificates (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;
(5)	Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth in this Agreement; and

(6)	The Rights Agent has agreed to act on behalf of the Company in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 4

NOW, THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Certain Definitions

In this Agreement, unless the context otherwise requires:

“Acquiring Person” means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Company or any Subsidiary of the Company;

(ii)	an underwriter or member of a banking or selling group that acquires Voting Shares from the Company in connection with a distribution by the Company to the public of securities;

(iii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares solely as a result of one or any combination of:

(A)	a Corporate Acquisition which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such Person to or above 20% or more of the Voting Shares then outstanding;
(B)	a Permitted Bid Acquisition;
(C)	an Exempt Acquisition;
(D)	a Pro-Rata Acquisition; or
(E)	a Convertible Security Acquisition,

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of any one or a combination of a Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition and, after such Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Voting Shares then outstanding other pursuant to any one or a combination of a Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition, then, as of such date such Person shall become an “Acquiring Person”;

(iv)	for a period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause (iii)(B) of the definition of Beneficial Owner. In this definition, “Disqualification Date” means the first date of public announcement of facts indicating that such Person has or is making or has announced an intention to make a Take-over Bid alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person; or

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 5

(v)	any Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time the Grandfathered Person: (A) ceases to own 20% or more of the outstanding Voting Shares; or (B) becomes the Beneficial Owner of more than 1% of the number of outstanding Voting Shares then outstanding in addition to those Voting Shares such Person then Beneficially Owns other than pursuant to a Corporate Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, or a Convertible Security Acquisition or any combination thereof.

“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a body corporate shall be deemed to be an Affiliate of another body corporate if one of them is the Subsidiary of the other or if both are Subsidiaries of the same body corporate or if each of them is controlled by the same Person.

“Associate”, when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person.

A Person shall be deemed the “Beneficial Owner” and to have “Beneficial Ownership” of and to “Beneficially Own”:

(i)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)	any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (A) upon the exercise of any Convertible Securities (other than the Rights), or (B) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, in either case where such right is exercisable immediately or within a period of 60 days and whether or not on condition or the happening of any contingency other than:

(A)	customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of a private placement;

(B)	pledges of securities in the ordinary course of the pledgee’s business as a lender granted as security for bona fide indebtedness; and

(C)	any agreement between the Company and any Person or Persons relating to a plan of arrangement, amalgamation or other statutory procedure which is subject to the prior approval of the shareholders;

(iii)	any securities that are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert,

provided that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 6

(A)	where: (1) the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in clause (iii) of this definition pursuant to a Permitted Lock-up Agreement; or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)	where such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security; provided that:

(a)	the ordinary business of such Person (the “Investment Manager”) includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Investment Manager in the ordinary course of such business in the performance of the Investment Manager’s duties for the account of any other Person (a “Client”) including non- discretionary accounts held on behalf of a Client by a broker or dealer or broker-dealer registered under applicable law;

(b)	such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an “Estate Account”) or in relation to other accounts (each, an “Other Account”) and holds such security in the ordinary course of and for the purposes of the activities of such Estate Accounts or for such Other Accounts;

(c)	such Person (the “Statutory Body”) is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies and the Statutory Body holds such security in the ordinary course of and for the purposes of its activities as such; or

(d)	such Person (the “Plan Administrator”) is the administrator or the trustee of one or more pension funds or plans registered under applicable laws and holds such security for the purposes of its activities as such (each, a “Plan”) or is a Plan and such security is Beneficially Owned or held by the Person in the ordinary course of and for the purposes of its activities as such;

provided, however, that in any of the foregoing cases, the Investment Manager, the Trust Company, the Statutory Body, the Plan Administrator or the Plan, as the case may be is not then making or has not then announced an intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Company, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Company;

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 7

(C)	where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(D)	where such Person is a Client of a Investment Manager and such security is owned at law or in equity by the Investment Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(E)	where such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

For purposes of this definition, the percentage of Voting Shares Beneficially Owned by any Person at any time shall be and be deemed to be the product determined by the formula:

100	x A
B

where:	A = the number of votes for the election of all directors generally attached to the Voting Shares Beneficially Owned by such Person at such time; and

B = the number of votes for the election of all directors generally attaching to all Voting Shares actually outstanding.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but unissued Voting Shares which another Person may be deemed to Beneficially Own shall not be included in the denominator of the above formula.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in Vancouver, BC, (or after the Separation Time, the principal office of the Rights Agent in Vancouver, BC) are generally authorized or obligated by law to close.

“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.- Canadian Exchange Rate.

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

“Close of Business” on any given date, unless otherwise specified herein, means 11:59

p.m.       (Vancouver time, unless otherwise specified), on such date provided, however, that if such date is not a Business Day, Close of Business on such date shall mean 11:59 p.m. (Vancouver time, unless otherwise specified) on the next succeeding Business Day.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 8

“Common Shares” means the common shares which the Company is authorized to issue, as such common shares may be subdivided, consolidated, reclassified or otherwise changed from time to time, and “common shares” when used with reference to any Person other than the Company means the class or classes of shares (or similar equity interests) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons (other than an individual) which ultimately control such first mentioned other Person.

“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;
(ii)	satisfies all of the components of the definition of a Permitted Bid other than the requirement set out in clause (ii)(A) of that definition; and

(iii)	contains, and the taking up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that no securities will be taken up or paid for pursuant to that Take- over Bid prior to the Close of Business on a date that is not earlier than the minimum number of days such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62- 104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the components of this definition and provided that, at such time, any acquisition of securities made pursuant to such Competing Permitted Bid, including any acquisition of securities theretofore made, will cease to be a Permitted Bid Acquisition.

“controlled”: a Person shall be deemed to be “controlled” by another Person or two or more Persons acting jointly or in concert if:

(i)	securities entitled to vote in the election of directors or trustees, as the case may be, of such first Person, carrying more than 50% of the votes for the election of directors or trustees, as the case may be, are held, directly or indirectly, by or for the benefit of the other Persons; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Company or other Person,

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

“Convertible Securities” means at any time any securities (other than the Rights) carrying any exercise, conversion, or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares.

“Convertible Security Acquisition” means the acquisition of Voting Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 9

“Corporate Acquisition” means an acquisition, redemption or cancellation by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person.

“Effective Date” means April 22, 2017.

“Exempt Acquisition” means the acquisition of Voting Shares or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsections 5.1(b), 5.1(c) or 5.1(d) hereof; (ii) pursuant to a regular dividend reinvestment or other similar share purchase plan of the Company made available by it to all holders of Voting Shares of a class or series or Voting Shares where such plan permits the holder to direct that dividends paid in respect of such Voting Shares be applied to the purchase from the Company of’ further securities of the Company; or (iii) pursuant to a distribution by the Company of Voting Shares or Convertible Securities pursuant to a prospectus, provided that such distribution has received the approval of the Board of Directors and all applicable securities regulatory authorities and the Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than that person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; (iv) pursuant to a distribution by the Company of Voting Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid or upon the exercise by an individual employee of the Company of options to purchase Voting Shares granted under a stock option plan of the Company or rights to purchase or acquire securities granted under a share purchase or incentive plan of the Company, provided that (a) all necessary stock exchange approvals for such private placement, securities exchange take-over bid, stock option plan or share purchase or incentive plan have been obtained and such private placement, securities exchange take-over bid, stock option plan or share purchase or incentive plan complies with the terms and conditions of such approvals and (b) such Person does not become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the distribution, and in making this determination, the Voting Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the distribution; or (v) pursuant to a plan of arrangement, amalgamation or other statutory procedure which has been approved by the Board and the holders of Common Shares at a meeting duly called by the Board and held for such purposes.

“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be an amount equal to three times the Market Price per Common Share, as at the Separation Time.

“Expiration Time” means the earliest of (i) the Termination Time, and (ii) the termination of the annual meeting of the shareholders of the Company at which this Agreement was not confirmed or reconfirmed as provided for in Section 5.18 of this Agreement.

“Fiduciary” means, when acting in that capacity, a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

“Flip-in Event” means a transaction or event that results in a Person becoming an Acquiring Person; provided, however, that a Flip-in Event shall be deemed to occur at the Close of Business on the tenth day (or such later day as the Board of Directors may determine) after the Stock Acquisition Date.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 10

“Independent Shareholders” means all holders of Common Shares other than (i) any Acquiring Person, (ii) any Offeror, (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Person referred to in clauses (i), (ii) or (iii) above, and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Company or a wholly-owned Subsidiary of the Company, unless the beneficiaries of such plan or trust direct the manner in which such Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid. For greater certainty, persons who are exempt from the definition of “Beneficial Owner” by virtue of any of paragraphs (iii)(A) through (E) of the definition of “Beneficial Owner” shall be “Independent Shareholders” until they cease to be “Independent Shareholders” in accordance with this definition.

“Market Price” per security of any securities on any date means the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days ending on the third Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i)	the closing board lot sale price on such date or, if such price is not available, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange on which such securities are listed or admitted for trading;
(ii)	if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over- the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or
(iii)	if the securities are not listed or admitted to trading as contemplated in clauses (i) or (ii) above, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date the closing price per security cannot be determined in accordance with the foregoing, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined by the Board of Directors, after consultation with a nationally or internationally recognized investment banking firm as to the fair value per security of such securities. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

“NI 62-104” means National Instrument 62-104 - Take-Over Bids and Issuers Bid

adopted by the Canadian securities regulatory authorities.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 11

“Offer to Acquire” includes:

(i)	an offer to purchase, or a solicitation of an offer to sell, Common Shares or Convertible Securities or a public announcement of an intention to make such an offer or solicitation; and

(ii)	an acceptance of an offer to sell Common Shares or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

“Offeror” means a Person who is making or has announced a current intention to make a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an ordinary market transaction (including a prearranged trade in the ordinary course of business) contemplated in paragraph (ii) of the definition of Beneficial Owner) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

“Permitted Bid” means a Take-over Bid which is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares (other than the Offeror);

(ii)	the Take-over Bid shall contain, and the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that no securities shall be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to the Close of Business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter period that a take-over bid (that is not exempt from the requirements of Part 2 of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and

(B)	only if at such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)	the Take-over Bid shall contain irrevocable and unqualified provisions that securities may be deposited pursuant to the Take-over Bid at any time during the period described in subparagraph (ii)(A) of this definition and all securities deposited or tendered pursuant to the Take- over Bid may be withdrawn, unless restricted by law, until taken up and paid for; and

(iv)	the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that the deposit condition set forth in subparagraph (ii)(B) of this definition is satisfied and such Common Shares are taken up by the Offeror, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of securities for not less than ten days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and any acquisitions of securities made pursuant to such Permitted Bid, including any acquisition of securities theretofore made, will cease to be a Permitted Bid Acquisition.

“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 12

“Permitted Lock-Up Agreement” means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each, a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Company, not later than the date of the Lock- up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and if such date is not a Business Day, the next Business Day) pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i)	the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or withdraw securities from the Lock-up Bid in order to tender or deposit the securities to another Take-over Bid or support another transaction prior to the securities being taken up and paid for under the Lock-Up Bid:

(A)	where the price or value offered under such Take-Over Bid or transaction to the Locked-up Person exceeds the price or value offered under the Lock-Up Bid; or

(B)	if:

(1)	the price or value per Common Share offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Common Share offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Common Share offered under the Lock-up Bid; or

(2)	the number of securities to be purchased under the other Take- over Bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of securities that the Offeror has offered to purchase under the Lock-up Bid at a price or value per security that is not less than the price or value per security offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take- over Bid or transaction or other similar limitation on a Locked- up Person’s right to withdraw securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw securities in sufficient time to tender to the other Take-over Bid or to participate in and support the other transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)	50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid,

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 13

shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities to the Lock-up Bid or withdraws Voting Shares or Convertible Securities in order to deposit or tender such Voting Shares or Convertible Securities to the other Take-over Bid or support another transaction.

“Person” includes any individual, firm, partnership, association, trust, body corporate, joint venture, syndicate or other form of unincorporated organization, government and its agencies and instrumentalities or other entity or group (whether or not having legal personality) and any successor (by merger, statutory amalgamation or arrangement, or otherwise) thereof.

“Pro-Rata Acquisition” means the acquisition of Voting Shares or Convertible Securities:

(i)	as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Voting Shares or Convertible Securities on the same pro-rata basis as all other holders of Voting Shares of the same class or series;
(ii)	pursuant to a regular dividend reinvestment plan or other plan of the Company made available by the Company to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from the Company of further securities of the Company;
(iii)	pursuant to the receipt and/or exercise of rights issued by the Company on a pro-rata basis to all holders of a class or series of Voting Shares to subscribe for or purchase Voting Shares or securities convertible into or exchangeable for Voting Shares provided that such rights are acquired directly from the Company and not from any other Person; or
(iv)	pursuant to a distribution by the Company of Voting Shares or Convertible Securities (and the conversion or exchange of such securities) made pursuant to a prospectus or by way of a private placement by the Company, provided that in all cases, the Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than that Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

“Redemption Price” has the meaning ascribed to that term in subsection 5.1(a) hereof.

“Regular Periodic Cash Dividends” means cash dividends paid at regular intervals in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year; and

(ii)	100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year.

“Rights” means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

“Rights Agent” means Computershare Investor Services Inc., a trust company existing under the federal laws of Canada, and having an office in Toronto, Ontario, and any successor Rights Agent appointed pursuant to the provisions hereof.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 14

“Rights Certificate” has the meaning ascribed to that term in subsection 2.2(c) hereof.

“Rights Register” and “Rights Registrar” shall have the respective meanings ascribed thereto in subsection 2.6(a) hereof.

“Securities Act (British Columbia)” means the Securities Act (British Columbia), as amended, and the regulations thereunder, unless otherwise specified, as the same exist on the date hereof.

“Separation Time” means the Close of Business (Toronto time) on the tenth Business Day after the earliest of:

(i)	the Stock Acquisition Date;

(ii)	the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be,); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board of Directors, provided that: (A) if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall (subject to any determination of the Board of Directors as aforesaid) be the Record Time; (B) if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time without securities deposited thereunder being taken up and paid for, then such Take-over Bid shall be deemed, for purposes of this definition, never to have been made; and (C) if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

“Shares” means shares in the capital of the Company.

“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of NI 62-104) by the Company or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

“Subsidiary”:

A body corporate is a Subsidiary of another body corporate if:

(i)	it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other, or

(ii)	it is a Subsidiary of a body corporate that is that other’s Subsidiary.

“Take-over Bid” means an Offer to Acquire Common Shares or Convertible Securities (or both), where the securities subject to the Offer to Acquire, together with the Common Shares, if any, into which the securities subject to the Offer to Acquire are convertible and the Voting Shares Beneficially Owned by the Offeror at the date of the Offer to Acquire constitute, in the aggregate, 20% or more of the then outstanding Voting Shares.

“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 hereof.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 15

“Trading Day”, when used with respect to any securities, means a day on which the principal securities exchange in Canada on which such securities are listed or admitted to trading is open for the transaction of business, or if the securities are not listed or admitted to trading on any securities exchange in Canada, a Business Day.

“U.S.-Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada posts a single daily rate for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)	in any other case, the rate on such date for the conversion of one United States dollar into Canadian dollars calculated in the manner which shall be determined by the Board of Directors from time to time.

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

“Voting Shares” means, collectively, the Common Shares and any other Shares entitled to vote generally for the election of directors.

1.2	Holder

As used in this Agreement, unless the context otherwise requires, the term “holder” when used with reference to Rights, means the registered holder of such Rights or, prior to the Separation Time, the associated Common Shares.

1.3	Acting Jointly or in Concert

For purposes of this Agreement, it is a question of fact whether a Person is acting jointly or in concert with another Person but a Person shall be deemed to be acting jointly or in concert with every other Person who, is a party to any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person or any Associate or Affiliate thereof, who acquires or makes an offer to acquire Voting Shares (other than (a) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (b) pursuant to a pledge of securities in the ordinary course of business).

1.4	Application of Statutes, Regulations and Rules

Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefore, to the same as it is in effect on the date of this Agreement.

1.5	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 16

1.6	Headings and References

The headings of the Articles and Sections of this Agreement and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to Articles, Sections and Exhibits are to articles and sections of and exhibits to, and forming part of, this Agreement. The words “hereto”, “herein”, “hereof”, “hereunder”, “this Agreement”, “the Rights Agreement” and similar expressions refer to this Agreement including the Exhibits, as the same may be amended, modified or supplemented at any time or from time to time.

1.7	Singular, Plural, etc.

In this Agreement, where the context so admits, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.8	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Chartered Professional Accountants of Canada, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2

THE RIGHTS

2.1	Issuance and Legend on Common Share Certificates

(a)	One Right in respect of each Common Share outstanding at the Record Time and each Common Share that may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof. Notwithstanding the foregoing, one Right in respect of each Common Share issued after the Record Time upon the exercise of rights pursuant to Convertible Securities outstanding at the Record Time may be issued after the Separation Time but prior to the Expiration Time.

(b)	Certificates for Common Shares issued after the Record Time hereof but prior to the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed, printed, or written thereon or otherwise affixed thereto a legend in substantially the following form:

“Until the Separation Time (as such term is defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement, made as of April 22, 2017, as amended and supplemented from time to time (the “Rights Agreement”), between NexGen Energy Ltd. (the “Company”) and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain circumstances, they are “Beneficially Owned” by a “Person” who is or becomes an “Acquiring Person” or any Person acting jointly or in concert with an Acquiring Person or with an “Affiliate” or “Associate” of an “Acquiring Person”, as such terms are defined in the Rights Agreement, or a transferee thereof), or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as possible after the receipt of a written request therefor.”

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 17

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of a legend in substantially the foregoing form until the earlier of the Separation Time and the Expiration Time and where Certificates representing Common Shares have the legend set forth in the Original Agreement such legend shall be deemed to be amended for all purposes to read the same as the legend set forth above.

2.2	Initial Exercise Price: Exercise of Rights: Detachment of Rights

(a)	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price (or its U.S. Dollar Equivalent on the Business Day immediately preceding the date of exercise of the Right), one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	for administrative purposes, each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time, the Rights: (i) may be exercised and (ii) shall be registered and transferable independent of Common Shares. Promptly following the Separation Time, the Company shall prepare and the Rights Agent shall mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of subsection 3.1(b) hereof and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights), at such holder’s address as shown in the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)	a certificate (a “Rights Certificate”) in substantially the form of Exhibit A hereto appropriately completed and registered in such holder’s name, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)	a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (A) and (B) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Company to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first person to furnish such information and documentation as the Company deems necessary.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 18

(d)	Rights may be exercised in whole at any time or in part from time to time on any Business Day (or other day that is not a bank holiday at the place of exercise) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in the City of Toronto, Ontario or at any other office of the Rights Agent in the cities specified in the Rights Certificate or designated from time to time for that purpose by the Company after consultation with the Rights Agent:

(i)	the Rights Certificate evidencing such Rights with an Election to Exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate, appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and
(ii)	payment by certified cheque, bank draft, wire transfer or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the issuance, transfer or delivery of Rights Certificates or the issuance, transfer or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate accompanied by a duly completed and executed Election to Exercise which does not indicate that Rights evidenced by such Rights Certificate have become void pursuant to subsection 3.1(b) hereof and payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed by the Company) shall thereupon promptly:

(i)	requisition from a transfer agent of the Common Share certificates for the number of Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Company the amount of any funds to be paid in lieu of issuing fractional Common Shares;

(iii)	after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder together with, where applicable, a cheque representing any cash payment in lieu of a fractional interest; and

(iv)	tender to the Company all payments received on exercise of the Rights.

(f)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing (subject to the provisions of subsection 5.5(a) hereof) the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Company covenants and agrees to:

(i)	take all such action as may be necessary on its part and within its powers to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and be fully paid and non- assessable;

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 19

(ii)	take all reasonable action as may be necessary on its part and within its power to comply with any applicable requirements of the Business Corporations Act (British Columbia), the Securities Act (British Columbia) or comparable legislation of each of the provinces and territories of Canada, and the rules and regulations thereunder, and any other applicable law, rule or regulation, in connection with the issuance and delivery of Rights Certificates and of any securities of the Company upon exercise of Rights;

(iii)	use its reasonable efforts to cause all Shares of the Company issued upon exercise of Rights to be listed upon the Toronto Stock Exchange or such other stock exchange on which the Shares are listed at that time;

(iv)	pay when due and payable any and all Canadian federal, provincial transfer taxes (not including any taxes referable to the income or profit of the holder or exercising Person or any liability of the Company to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or of any Shares of the Company issued upon the exercise of Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised;

(v)	if necessary, cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(vi)	after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price, Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	If the Company shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on Common Shares payable in Voting Shares or Convertible Securities otherwise than pursuant to any optional share dividend program;
(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Voting Shares or Convertible Securities in respect of, in lieu of, or in exchange for, existing Common Shares in a reclassification or re-designation of Common Shares, an amalgamation or statutory arrangement;

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under subsection 3.1(a). If the Exercise Price and number of Rights are to be adjusted:

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 20

(x)	the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof (assuming the exercise of all such exchange or conversion rights, if any); and

(y)	each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights shall be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Common Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Voting Share or Convertible Security shall have exactly one Right associated with it.

If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment shall be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof. To the extent that any such rights of exchange, conversion or acquisition are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based upon the number of Common Shares or Convertible Securities actually issued upon the exercise of such rights. If after the Record Time and prior to the Expiration Time the Company shall issue any Shares of its authorized capital other than Common Shares in a transaction of a type described in the first sentence of this subsection 2.3(a), such Shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(b)	If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of rights, options or warrants entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Common Shares or Convertible Securities at a price per Common Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price (including the price required to be paid to purchase such Convertible Security) per share) that is less than the Market Price per Common Share on such record date, the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price and of which the denominator shall be the number of shares of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price may be paid in a form other than cash, the value of such non-cash consideration shall be as determined by the Board of Directors. To the extent that any such rights or warrants are not so issued or, if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number of Common Shares or Convertible Securities actually issued upon the exercise of such rights or warrants, as the ease may be. For purposes of this Agreement, the granting of the right to purchase Common Shares (whether previously unissued, treasury shares or otherwise) pursuant to any optional dividend reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends payable on securities of the Company and/or employee stock option, stock purchase or other employee benefit plan (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Company; provided, however, that, in the case of any dividend reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the then current market price per share (determined as provided in such plan) of the Common Shares.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 21

(c)	If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares) or rights or warrants (excluding those referred to in subsection 2.3(a) or 2.3(b)), the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall, subject to adjustment as provided in the penultimate sentence of subsection 2.3(b), equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.

(d)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance in the case of an adjustment made pursuant to subsection 2.3(a) above; and

(ii)	the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to subsections 2.3(b) or 2.3(c) above.

(e)	Subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with the provisions of subsection 5.4(b) or 5.4(c), as applicable, if the Company shall at any time after the Record Time and prior to the Expiration Time issue any Shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such Shares, or Convertible Securities, in a transaction referred to in clause 2.3(a)(i) or 2.3(a)(iv) above and if the Board of Directors determines that the adjustments contemplated by subsections 2.3(a), 2.3(b) and 2.3(d) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding such clauses, such adjustments (rather than the adjustments contemplated by subsections 2.3(a), 2.3(b) and 2.3(d) above) shall be made and the Company and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(f)	Anything herein to the contrary notwithstanding, no adjustment to the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. Each adjustment made pursuant to this Section shall be calculated to the nearest cent or to the nearest one ten-thousandth of a Common Share or Right, as the case may be.

(g)	All Rights originally issued by the Company subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 22

(h)	Unless the Company shall have exercised its election as provided in subsection 2.3(i), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 2.3(b) and 2.3(c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth) obtained by:

(i)	multiplying (A) the number of Common Shares covered by a Right immediately prior to this adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price; and

(ii)	dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(i)	The Company may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record immediately prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Exercise Price in effect immediately prior to the adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any date thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days after the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 2.3(j), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing the additional Rights to which such holder shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution or replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Company, the adjusted Exercise Price and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(j)	Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(k)	If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any

(l)	Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(m)	In any case in which this Section 2.3 shall require that any adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares or other securities upon the occurrence of the event requiring such adjustment.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 23

(n)	Notwithstanding anything in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that, in their judgment, the Board of Directors determines advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance wholly for cash of any Common Shares at less than the applicable Market Price, (iii) issuance wholly for cash of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Company to holders of its Common Shares, and subject to applicable taxation laws, shall not be taxable to such shareholders.

(o)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Company shall promptly:

(i)	prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)	file with the Rights Agent and with each transfer agent for the Common

Shares, a copy of such certificate; and

(iii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise is Effective

Each Person in whose name any certificate for Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly submitted (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such exercise is a date upon which the relevant share transfer books of the Company are closed, such Person shall be deemed to have become the recorded holder of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the said share transfer books of the Company are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)	The Rights Certificates shall be executed on behalf of the Company by any two of its Chairman, President and Chief Executive Officer, its Chief Financial Officer or its Corporate Secretary. The Rights Certificates may be signed by any of these officers manually, or by facsimile or any other electronic means.

(b)	Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

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(c)	Promptly after the Company learns of the Separation Time, the Company shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Company) and deliver such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)	Following the Separation Time, the Company shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(c) below, the Company shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)	Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of transfer thereon duly completed and endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing.

As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the reasonable fees and expenses of its Rights Agent) connected therewith.

(d)	The Company shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such surety bond and indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company’s request, the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 25

(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights means the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10	Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

(a)	prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share;

(b)	after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(c)	prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

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(d)	such holder has waived all rights to receive any fractional Right or fractional Common Share upon exercise of a Right;

(e)	such holder is otherwise bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof in respect of all Rights held;

(f)	this Agreement may be supplemented or amended from time to time pursuant to the last sentence of the penultimate paragraph of subsection 2.3(a) hereof upon the sole authority of the Board of Directors without the approval of any holder of Rights; and

(g)	notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event

(a)	Subject to the provisions of Section 2.2 and Section 5.1 hereof and except as provided below, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall thereafter constitute, effective at the Close of Business on the tenth Business Day after the relevant Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Company having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred with respect to such Common Shares).

(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person); or
(ii)	a direct or indirect transferee of, or other successor in title to, such Rights (a “Transferee”), who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, in a transfer, whether or not for consideration, that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding the provisions of this subsection 3.1(b) applicable in the circumstances contemplated in clause (i) hereof;

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shall thereupon become and be void and any holder of such Rights (including any Transferee) shall thereafter have no rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent, or any Co-Rights Agent (as hereinafter defined), upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such rights shall be null and void.

(c)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses 3.1(b)(i) or 3.1(b)(ii) of subsection 3.1(b) hereof or transferred to any nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person or an Affiliate or Associate thereof or acting jointly or in concert with any of them. The issuance of a Rights Certificate without the legend referred to in this subsection shall be of no effect on the provisions of this subsection.

ARTICLE 4

THE RIGHTS AGENT

4.1	General

(a)	The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more co-rights agents (each, a “Co-Rights Agent”) as it may deem necessary or desirable after consultation with the Rights Agent. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Company may determine with the written approval of the Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers, directors, employees or agents, for anything done or omitted by them in connection with the acceptance and performance of this Agreement, including legal costs and expenses, which right to indemnification shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

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(b)	The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Voting Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)	The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

(d)	Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstance whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(e)	Notwithstanding any other provisions of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement in the twelve (12) months immediately prior to the Rights Agent receiving the first notice of claim.

4.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)	Any body corporate into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any body corporate succeeding to the securityholder services business of the Rights Agent or any successor Rights Agent shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such body corporate would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion, and the Rights Agent, at the Company’s expense, may also retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate, acting reasonably, to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent will be entitled to act and rely in good faith on the advice of any such expert or advisor.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 29

(b)	Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action or refraining from taking any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an individual believed by the Rights Agent to be the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Vice-President and by the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	Nothing in this Agreement shall be construed as relieving the Rights Agent from liability hereunder for its own gross negligence, bad faith or willful misconduct.

(d)	The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only.
(e)	The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non- assessable.

(f)	The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)	The Rights Agent is hereby authorized to rely upon and directed to accept written instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Vice-President or the Secretary or any Assistant Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 30

(h)	The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Company) in writing delivered or mailed to the Company and to each transfer agent of Shares by first class mail, and mailed or delivered to the holders of the Rights in accordance with Section 5.9 hereof. The Company may remove the Rights Agent upon 30 days’ notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of the Shares by first class mail, and mailed to the holders of the Rights in accordance with Section 5.9 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection by the Company), then the holder of any Rights may apply, at the Company’s expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a body corporate incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon receipt of all fees and expenses outstanding to the predecessor Rights Agent by the Company shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5	Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti- money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days’ written notice to the Company, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 Business Day period, then such resignation shall not be effective.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 31

4.6	Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5

MISCELLANEOUS

5.1	Redemption and Waiver

The Company shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1. In addition,

(a)	Subject to the prior consent of the holders of Common Shares or Rights obtained as set forth in Section 5.4(b) or Section 5.4(c), the Board of Directors, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment to the Exercise Price provided for in Section 2.3 hereof if an event analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)	Subject to the prior consent of the holders of Common Shares obtained as set forth in Section 5.4(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, waive the application of Section 3.1 to such Flip-in Event if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take- over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d).

(c)	Prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 3.1 to such Flip-in Event but only if such Flip-in Event occurs as a result of a Take- over Bid made by way of a Take-over Bid circular sent to all holders of record of Common Shares; provided, however, that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry time of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1(c).

(d)	The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 32

(i)	the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Acquiring Person has reduced its Beneficial Ownership of Common Shares or has entered into a contractual arrangement with the Company, acceptable to the Board of Directors, to do so within thirty (30) days of the date on which such contractual arrangement is entered into, such that at the time of the waiver pursuant to this subsection 5.1(d), it is no longer an Acquiring Person.

(e)	If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under subsection 5.1(c) hereof, more than 50% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of such Permitted Bid, Competing Permitted Bid or Exempt Acquisition by such Person, the Board of Directors of the Company shall, notwithstanding the provisions of subsection 5.1(a) hereof, immediately upon such acquisition and without further formality be deemed to have elected to redeem, and shall redeem, the Rights at the Redemption Price.

(f)	If the Board of Directors elects to or is deemed to have elected to redeem the Rights and, in circumstances where subsection 5.1(a) is applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) no further Rights shall thereafter be issued.

(g)	Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the Common Share register maintained by the Company’s transfer agent. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(h)	Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(i)	Upon the Rights being redeemed pursuant to section 5.1(h), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred.

5.2	Expiration

No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of Voting Shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 33

5.4	Supplements and Amendments

(a)	The Company may make, without the approval of the holders of Rights or Common Shares, any supplements or amendments to this Agreement: (i) specifically contemplated in subsection 2.10(f); (ii) to correct any clerical or typographical error; or (iii) which are required to maintain the validity and effectiveness of the Agreement as a result of any change in any applicable laws, rules or regulatory requirements. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article IV except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)	Subject to subsection 5.4(a), the Company, with the prior consent of the holders of Common Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Common Shares at a meeting called and held in compliance with applicable laws, rules and regulatory requirements and the requirements in the articles and notice of articles of the Company. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all Independent Shareholders represented in person or by proxy at the special meeting.

(c)	Subject to subsection 5.4(a), the Company, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, may amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a special meeting of holders of Rights called and held in compliance with applicable laws, rules and regulatory requirements and, to the extent possible, with the requirements in the articles and by- laws of the Company applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to subsection 3.1(b)), represented in person or by proxy at the special meeting. For the purposes hereof, each outstanding Right (other than Rights which have become null and void pursuant to subsection 3.1(b)) shall be entitled to one vote, and the procedures for calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s articles and the Business Corporations Act (British Columbia) with respect to meetings of shareholders of the Company.

(d)	Any amendments made by the Company to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:
(i)	if made before the Separation Time, be submitted to the holders of Common Shares at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;
(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called in accordance with the provisions of Section 5.4(c) hereof.

(e)	The Company shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, rescission or variation.

Any amendments shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, and where the prior consent of the holders of Common Shares or Rights is required, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the holders of Common Shares or the holders of Rights or is not submitted to the holders of Common Shares or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within a period of six months of the making of any such amendment, at the end of such period, and no subsequent resolution of Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the holders of Common Shares or the holders of Rights as the case may be.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 34

5.5	Fractional Rights and Fractional Common Shares

(a)	The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of issuing fractional Rights, the Company shall pay to the registered holders of the Rights Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Company shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

(b)	The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Company shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).
5.6	Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights, or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 35

5.8	Notice of Proposed Actions

If after the Separation Time and prior to the Expiration Time:

(i)	there shall occur an adjustment in Rights attaching to the Right pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event; or

(ii)	the Company proposes to effect the liquidation, dissolution or winding up of the Company or the sale of all or substantially all of the Company’s assets;

then, in each such case, the Company shall give to each holder of a Right, in accordance with Section 5.9, a notice of such event or proposed action, which shall specify the date on which such change to the Rights, liquidation, dissolution or winding up occurred or is to take place, and such notice shall be so given within 10 Business Days after the occurrence of a change to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Company.

5.9	Notices

Any notice, demand or other communication required or permitted to be given or made by the Rights Agent or by the holder of any Rights to or on the Company or by the Company or by the holder of any Rights to or on the Rights Agent shall be in writing and shall be well and sufficiently given or made if:

(i)	delivered in person during normal business hours on a Business Day and left with the receptionist or other responsible employee at the relevant address set forth below; or

(ii)	except during any general interruption of postal services due to strike, lockout or other cause, sent by first-class mail; or

(iii)	sent by telegraph, facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing as aforesaid;

if to the Company, addressed to it at:

NexGen Energy Ltd.

Attention: President and Chief Executive Officer

#3150 - 1021 West Hastings Street

Vancouver, BC V6E OC3

Fax No.: 604-259-0321

and if to the Rights Agent, addressed to it at:

Computershare Investor Services Inc.

Manager, Client Services

3rd Floor, 510 Burrard Street

Vancouver, BC V6C 3B9

Fax No.: 604-661-9401

Notices, demands or other communications required or permitted to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be in writing and shall be well and sufficiently given or made if delivered personally to such holder or delivered or mailed by first class mail to the address of such holder as it appears on the Rights register maintained by the Rights Agent, or, prior to the Separation Time, in the register of shareholders maintained by the transfer agent for the Common Shares.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 36

Any notice so given or made shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout, or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Company agrees that if the Company fails to fulfill any of its obligations pursuant to this Agreement, then the Company shall reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder and actions to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and permitted assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Counterparts

This Agreement may be executed in any number of counterparts by original, facsimile or other electronic signature and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.15	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors to any liability to the holders of the Rights.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 37

5.17	Effective Date

This Agreement is effective and in full force and affect in accordance with its terms, as may be amended, from and after the Effective Date.

5.18	Shareholder Review

This Agreement must be reconfirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such reconfirmation and approval at a meeting of holders of Common Shares to be held, mutatis mutandis, every three years thereafter or such earlier time as may be required by any applicable stock exchange or regulatory body. If this Agreement is not so reconfirmed and approved or its not presented for reconfirmation and approval at any such meeting (or at any postponement or adjournment thereof), this Agreement and all outstanding Rights shall terminate and be void and of no further force effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation and approval of this Agreement and the date of termination of the annual meeting of holders of Common Shares in the applicable year; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to this Agreement), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.18.

5.19	Declaration as to Non-Canadian Holders

If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Company, as the Company may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20	Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including the Toronto Stock Exchange while any securities of the Company are listed and posted for trading thereon and for a period of 6 months thereafter.

5.21	U.S. Registration

Notwithstanding anything to the contrary, no Rights shall be deemed issued to a U.S. holder until a registration of the Rights under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, is effective, but, regardless of when that registration shall become effective, the Rights shall be effective in accordance with Section 2 in respect of each Common Share outstanding as the Record Time and each Common Share that may be issued after the Effective Time and prior to the earlier of the Separation Time and the Expiration Time.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 38

5.22	Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

5.23	Time of the Essence

Time shall be of the essence in this Agreement.

NEXGEN ENERGY LTD.

By:	“Leigh Curyer”
Name: Leigh Curyer
Title: President and CEO

By:	“Christopher McFadden”
Name: Christopher McFadden
Title: Chairman of the Board

COMPUTERSHARE INVESTOR SERVICES INC.

By:	“Mita Garcia”
Name: Mita Garcia
Title: Relationship Manager

By:	“Joyce Kam”
Name: Joyce Kam
Title: Relationship Manager

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 39

Exhibit A

[Form of Rights Certificate]

Certificate No. Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR WITH AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME VOID WITHOUT FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that ________________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of a Shareholder Rights Plan Agreement made as of April 22, 2017, as amended and restated on April 22, 2020 (the “Rights Agreement”) between NEXGEN ENERGY LTD., a corporation existing under the laws of the Province of British Columbia (the “Company”), and COMPUTERSHARE INVESTOR SERVICES INC., as Rights Agent, to purchase from the Company at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share in the capital of the Company (a “Common Share”) (subject to adjustment as provided in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a duly completed and executed Form of Election to Exercise and payment of the Exercise Price by way of certified cheque, bank draft or money order made payable to the Company at the principal office of the Rights Agent in the City of Toronto, Canada. The Exercise Price shall initially be an amount equal to three time the Market Price per Common Share as at the Separation Time per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

This Rights Certificate is subject to all the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by this reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Company and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights

Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at a redemption price of $0.00001 per Right.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 40

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right. In lieu thereof, a cash payment will be made as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Date: _______________________

NEXGEN ENERGY LTD.
By:	Name: •
Time: •

By:	Name: •
Time: •

COMPUTERSHARE INVESTOR SERVICES INC.
Countersigned:
By:	Authorized Signatory

Date:

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 41

[Form of Reverse Side of Rights Certificate] FORM OF TRANSFER

(To be executed by the registered holder if such holder desires to transfer the Rights Certificates.)

FOR VALUE RECEIVED _____________________________________________________________

hereby sells, assigns and transfers unto _______________________________________________

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________________________________________, as attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Dated:

By:
Signature Guaranteed:		Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee Program (STAMP).

(To be completed if true)

CERTIFICATION

The undersigned hereby represents and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have not been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

Dated	Signature

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 42

NOTICE

In the event the certification set forth above is not completed in connection with a purported transfer, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with such Acquiring Person or an Affiliate or Associate of such Acquiring Person (all as defined in the Rights Agreement) and accordingly the Rights evidenced by this Rights Certificate will be null and void.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 43

[To be attached to each Rights Certificate]

FORM OF ELECTION TO EXERCISE

(To be executed if holder desires to exercise the Rights Certificate.) TO: NEXGEN ENERGY LTD.

The undersigned hereby irrevocably elects to exercise _______________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

(Name)

(Street)

(City and State or Province)

(Country, Postal Code or Zip Code)

SOCIAL INSURANCE, SOCIAL SECURITY
OR OTHER TAXPAYER INDENTIFICATION NUMBER

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 44

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall he registered in the name of and delivered to:

(Name)

(Street)

(City and State or Province)

(Country, Postal Code or Zip Code)

SOCIAL INSURANCE, SOCIAL SECURITY
OR OTHER TAXPAYER INDENTIFICATION NUMBER

Dated:
Signature Guaranteed:	Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee

Program (STAMP).

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 45

(To be completed if true)

CERTIFICATION

The undersigned hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

Dated:	Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported exercise, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (all as defined in the Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate will be null and void.

AMENDED AND RESTATED SHAREHOLDERS RIGHTS PLAN AGREEMENT | PAGE 46